Third Quarter Report
2022

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Combined Balance Sheets	69
Combined Statements of Net (Loss) Income	70
Combined Statements of Comprehensive Income	71
Combined Statements of Unitholders’ Equity	72
Combined Statements of Cash Flows	73
Notes to Combined Financial Statements	74
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	56
Financial and Operating Highlights	2	Non-IFRS Performance Measures and Ratios	57
Significant Matters	4	Significant Accounting Estimates	61
Business Overview and Strategic Outlook	8	New Accounting Pronouncements and Developments	63
Environmental, Social, Governance, and Resilience (ESG+R)	9	Internal Controls over Financial Reporting	63
Results of Operations	14	Risks and Uncertainties	63
Investment Properties	32	Quarterly Financial Data	64
Liquidity and Capital Resources	45	Forward-Looking Statements	66

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and nine months ended September 30, 2022. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine months ended September 30, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at November 9, 2022 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2021 and dated March 9, 2022, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

The non-IFRS performance ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage
Granite REIT 2022 Third Quarter Report 1

ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net (loss) income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2022	2021	2022	2021
Operating highlights
Revenue	$111.6	$98.3	$330.0	$288.2
NOI	94.0	84.5	278.0	246.4
NOI - cash basis(1)	93.1	83.6	274.3	243.2
Net (loss) income attributable to stapled unitholders	(93.3)	421.8	282.1	968.8
FFO(1)	70.7	65.2	212.1	184.5
AFFO(1)	63.3	61.2	197.2	176.0
Cash provided by operating activities	78.3	79.5	212.0	208.5
Monthly distributions paid	50.7	49.3	152.6	141.8
FFO payout ratio(1)(2)	71%	76%	72%	76%
AFFO payout ratio(1)(2)	80%	81%	77%	79%

Per unit amounts
Diluted FFO(1)	$1.08	$0.99	$3.23	$2.91
Diluted AFFO(1)	$0.97	$0.93	$3.00	$2.78
Monthly distributions paid	$0.78	$0.75	$2.32	$2.25
Diluted weighted average number of units	65.5	65.8	65.7	63.4

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As at September 30, 2022 and December 31, 2021	2022	2021
Financial highlights
Investment properties - fair value (7)	$8,938.9	$7,971.2
Assets held for sale(7)	17.5	64.6
Cash and cash equivalents	274.3	402.5
Total debt(3)	2,852.4	2,414.0
Trading price per unit (TSX: GRT.UN)	$66.10	$105.20

Debt metrics, ratings and outlook
Net leverage ratio(1)	29%	25%
Interest coverage ratio(1)	7.4x	6.8x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	8.6x	8.1x
Weighted average cost of debt(4)	2.26%	1.81%
Weighted average debt term-to-maturity, in years(4)	4.4	5.5
DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 stable

Property metrics (7)
Number of investment properties	141	131
Income-producing properties	128	119
Properties under development	9	9
Land held for development	4	3
Gross leasable area (“GLA”), square feet	58.8	55.1
Occupancy, by GLA	99.1%	99.7%
Magna as a percentage of annualized revenue(5)	26%	29%
Magna as a percentage of GLA	21%	22%
Weighted average lease term in years, by GLA	5.7	5.8
Overall capitalization rate(6)	4.7%	4.5%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)     Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale at September 30, 2022 and three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at September 30, 2022 and December 31, 2021, respectively, throughout this MD&A.

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SIGNIFICANT MATTERS

Property Acquisitions

As at the date of this MD&A, November 9, 2022, including the nine months ended September 30, 2022, Granite has acquired eight income-producing industrial properties in Germany, the United States, Canada and the Netherlands, one property under development in the United States and one parcel of development land in Canada. Property acquisitions consisted of the following:

Acquisitions			Weighted Average Lease Term, in years by sq ft(1)
(in millions, except as noted)					Property Purchase Price(2)
Property Address	Location	Sq ft(1)		Date Acquired		Stabilized Yield(1)
Acquired during the nine months ended September 30, 2022:

Income-producing properties:
Georg-Beatzel Straße 15	Wiesbaden, GER	0.2	8.3	February 3, 2022	$62.0	3.4%
Raiffeisenstraße 28-32	Korbach, GER	0.5	8.2	February 3, 2022	60.3	3.7%
In der Langen Else 4	Erfurt, GER	0.1	1.9	February 3, 2022	17.6	4.1%
10566 Gateway Pt.	Clayton, USA	0.9	9.8	April 14, 2022	121.3	4.2%
2128 Gateway Pt.	Clayton, USA	0.4	10.3	April 14, 2022	57.9	4.4%
102 Parkshore Dr.	Brampton, CAN	0.1	7.0	May 24, 2022	20.9	4.5%
195 Steinway Blvd.	Etobicoke, CAN	0.1	15.0	May 26, 2022	17.7	5.0%
Swaardvenstraat 75	Tilburg, NED	0.5	10.0	July 1, 2022	102.1	3.2%

Property under development:
905 Belle Ln.	Bolingbrook, USA	0.2	N/A	May 5, 2022	14.5	3.9%

Development land:
161 Markel Dr.	Brant County, CAN	N/A	N/A	August 19, 2022	6.4	N/A

		3.0			$480.7	3.8%
(1)    As at the date of acquisition except as noted in note 3 below.
(2)    Purchase price does not include transaction costs associated with property acquisitions.
(3)    Weighted average lease term applicable to the occupied space.

Third Quarter 2022 Acquisitions

On July 1, 2022, Granite took delivery and closed on the previously-announced forward purchase acquisition of a 0.5 million square foot modern distribution facility located in Tilburg, Netherlands for $102.1 million (€76.1 million). The Class A facility is fully leased to a leading European small appliance producer for an initial term of 10.0 years and represents an in-going yield of 3.2%. The property is expected to receive BREEAM Excellent certification and is well located within the logistics hub of Tilburg, with close proximity to the motorways N261 and N260/A58. The recently developed Barge Terminal Tilburg offers daily shipments to Rotterdam, and the Railport Brabant has direct access to Central, Southern and Eastern Europe.

On August 19, 2022, Granite acquired a 10.1 acre parcel of land northeast of the Rest Acres Road and Highway 403 interchange in Brant County, Ontario for $6.4 million. The site is capable of supporting a modern distribution/logistics facility consisting of approximately 0.2 million square feet. This land is located approximately 6 kilometers northwest of Granite’s existing 92.0 acre development site in Brantford, Ontario.

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Property Dispositions

During the nine months ended September 30, 2022, Granite disposed of two income-producing properties and a parcel of land located in Poland and the Czech Republic for total proceeds of $66.0 million.

Dispositions
(in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the nine months ended September 30, 2022:

10 Topolowa	Mirków, Poland	0.3	February 18, 2022	$34.5	$1.6
378 10 Hospodářský Park, České Velenice (3)	Třeboň, Czech Republic	0.3	June 9, 2022	31.5	2.6
		0.6		$66.0	$4.2
(1) Sale price does not include transaction costs associated with disposition.
(2) As at the date of disposition.
(3) In conjunction with the disposal of the income producing property, the associated carrying value of the non-controlling interest of $1.4 million was derecognized on June 9, 2022.

Assets Held for Sale

As at September 30, 2022, one income-producing property located in Canada was classified as an asset held for sale. The property, having a fair value of $17.5 million and annualized revenue of $0.8 million was classified as an asset held for sale on the unaudited condensed combined balance sheet at September 30, 2022 and was excluded from the value of investment properties. The property is also excluded from references to investment properties and related property metrics as at September 30, 2022 throughout this MD&A.

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Construction, Development and Property Commitments

Granite had the following property purchases and construction and development commitments as at September 30, 2022:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at September 30, 2022:
Development, construction or expansion:
Properties under development in Houston, TX	1.4	$119.9	$28.8	$148.7	6.1%
Property under development in Murfreesboro, TN	0.8	70.3	16.5	86.8	6.2%
Properties under development in Lebanon, TN	0.5	49.7	22.8	72.5	6.3%
Property under development in Brantford, ON	0.4	3.0	67.9	70.9	6.5%
Property under development in Bolingbrook, IL	0.2	7.9	30.2	38.1	3.9%
Expansion of 555 Beck Cres., Ajax, ON	0.1	0.4	8.1	8.5	6.4%
Expansion of 5400 E 500 S, Whitestown, IN	0.3	21.7	21.4	43.1	5.5%
Other construction commitments	—	1.7	9.7	11.4	—%
	3.7	$274.6	$205.4	$480.0	6.0%

Other property commitments:
Development loan/acquisition of two completed properties in Indiana	1.0	$67.5	$48.4	$115.9	5.7%
	4.7	$342.1	$253.8	$595.9	5.9%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the third quarter of 2022, Granite signed a long-term lease with a leading investment-grade producer of specialized commercial vehicles to occupy the entirety of its development in Murfreesboro, Tennessee upon completion in the fourth quarter of 2022.

Further, during the third quarter, Granite broke ground on its 0.4 million square foot, 40’ clear, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility being constructed for a global chocolate producer is expected to be completed in the first quarter of 2024.

Granite’s other property commitments include a development loan and forward commitment to purchase two industrial properties in Indiana where construction of two buildings totaling 1.0 million square feet is expected to be completed in the fourth quarter of 2022.
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Unsecured US$400.0 Million Term Loan

On September 15, 2022, Granite REIT Holdings Limited Partnership (“ Granite LP”) entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that matures on September 15, 2025 (the “2025 Term Loan”). In conjunction with the 2025 Term Loan funding, Granite entered into a floating to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating Secured Overnight Financing Rate (“SOFR”) portion of the interest payments from the term loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%. Granite used the net proceeds from the 2025 Term Loan to repay the outstanding balance on the Credit Facility (as defined herein) with the remainder to be used for general corporate purposes, including to fund development and property acquisitions.

Increase in Distributions

On November 9, 2022, Granite increased its targeted annualized distribution by 3.2% to $3.20 ($0.2667 per month) per stapled unit from $3.10 ($0.2583 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2022 and payable in mid-January 2023.

Subsequent Events

Subsequent to September 30, 2022, Granite repurchased 1,022,000 stapled units at an average stapled unit cost of $67.60 for total consideration of $69.1 million, excluding commissions.

Russian Invasion of Ukraine

Granite currently holds investments and operates in Western Europe, specifically in the Netherlands, Germany and Austria. Since the commencement of the Russian invasion of Ukraine in late February 2022 and up to the date of this MD&A, the European real estate markets in which Granite operates have remained orderly and Granite has continued to realize stable net operating income growth while continuing to execute on its strategic initiatives.

During the nine months ended September 30, 2022, and up to the date of filing, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of the war.

Although not directly impacted by the ongoing Russian/Ukraine war, Granite and its tenants are exposed to a broad range of current and expanding risks including:
•slowdown of global economic growth and more specifically in the European region;
•inflationary pressures, including energy, labour and transportation/logistics;
•higher interest rates;
•energy security in Western Europe; and
•supply chain disruptions.

A material deterioration in any of the foregoing could have a material adverse effect on Granite’s tenants and their ability to continue to operate and pay rent, and impact debt and equity markets, either of which could materially impact Granite’s operations and financial performance. Granite is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on Granite’s business.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at November 9, 2022, excluding assets held for sale, Granite owns 141 investment properties in five countries having approximately 58.8 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding assets held for sale) by geographic location, property count and square footage as at November 9, 2022 are summarized below:

Investment Properties Summary
Five countries/141 properties/58.8 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

8 Granite REIT 2022 Third Quarter Report

Granite has positioned itself financially to execute on its strategic plan including to capitalize on any strategic opportunities as they arise, and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2022 and 2023, its priorities are set out below:
•Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;
•Executing on development and expansion projects in the U.S. and the GTA;
•Disposing of select non-core assets;
•Continuing to drive organic growth through leasing execution and asset management; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets for 2023 and beyond.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both our properties and our corporate offices	Engage with our investors, employees, tenants, property managers, and community	Disclose our ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

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Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

GRESB

2022 GRESB Public Disclosure Report

GRESB assesses and scores the Environmental, Social, and Governance (ESG) performance of real estate portfolios around the world and this year increased to over 1,800 participants. Granite completed its third annual GRESB Real Estate Assessment in June 2022.

Granite ranked 2nd out of 9 in the Northern America Industrial | Listed | Tenant Controlled GRESB peer group. Granite’s score increased by 8 points compared to 2021 improving Granite’s overall position from 3rd to 2nd place in 2022 within its peer group. Granite also achieved a score of A in the 2022 GRESB Public Disclosure Report, an increase from the 2021’s score of B. The GRESB Public Disclosure Report evaluates the level of ESG disclosure by listed property companies and REITs.
1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
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Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s assets5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite has exceeded its target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 5 MW of electricity by 20256 as solar PV systems with peak generation capacity of 8.5 MW are currently operational on Granite properties. Granite is setting a more ambitious renewable energy target to have solar PV systems with a peak generation capacity of 24 MW by 2025;
•Strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030;
•Four BREEAM In-Use certifications in process to be certified in 2022;
•Three properties have achieved BREEAM In-Use certification so far in 2022 and one is currently still under review. One of the properties, 100 Enterprise Parkway, West Jefferson, Ohio, was the first property to be BREEAM certified in the State of Ohio;
•Four properties are submitting Institute of Real Estate Management (IREM) Certified Sustainable Properties (CSP) certifications in 2022;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB); and
•Three properties have received new construction certifications in 2022.

5     Granite’s emissions reduction targets are aligned with the Paris Accord goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects are expected to be installed at 10 Granite assets by 2023.
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Property	Size (sq ft) in millions	Location	Certification Type	Level
12 Tradeport Rd.	1.4	Hanover Township, USA	BREEAM USA in Use	Good
15 Commerce Pkwy.	1.3	West Jefferson, USA	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Clyde Alexander Lane	0.7	Pooler, USA	LEED Core and Shell Development	Certified
100 Enterprise Parkway	1.2	West Jefferson, USA	BREEAM USA In Use	Good
101 Clyde Alexander Lane	0.3	Pooler, USA	LEED Core and Shell Development	Certified
1201 Allpoints Court	0.5	Plainfield, USA	Green Globes New Construction	2 Green Globes
1243 Gregory Dr.	0.5	Antioch, USA	LEED Core and Shell Development	Silver
Expansion to 2095 Logistics Drive	0.1	Mississauga, Canada	Green Globes New Construction	2 Green Globes
2100 Center Square Rd.	0.4	Logan Township, USA	LEED Core and Shell Development	Silver
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, USA	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, USA	Green Globes New Construction	2 Green Globes
8735 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New construction	Very Good
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New construction	Excellent

Social — Actions & Performance
•Granite administered its 2021 Employee Engagement Survey in April 2021 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•In 2021, Granite conducted a survey of all tenants to gauge satisfaction levels and identify opportunities for improvement;
•In June 2022, Granite completed its tenant ESG+R surveys;
•Contribute at least $500 local currency (USD/CAD/EUR) per income-producing property in our portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a return to office policy allowing for the safe return of its employees to the workplace while providing enhanced work from home flexibility during the work week;
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•Beehives have been installed at two assets in 2021, to promote local biodiversity and engagement with our tenants. A third beehive is planned to be added in 2022; and
•Granite held a company-wide conference in Dallas during the third quarter of 2022 where third-party consultants, LORD Green, presented updates and progress on Granite’s ESG+R program and recent market trends and developments to all employees.

Governance — Actions & Performance
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, CDP, and GRI;
•Granite’s 2022 Sustainability Report was issued in August 2022 and follows the GRI framework with TCFD and SASB disclosures;
•Granite submitted to GRESB in June 2022 and is currently preparing for the 2023 submission;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted its second CDP report; this is the first year Granite is eligible to receive a score. Results will be released in late 2022; and
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate.

Resilience — Actions & Performance
•Aligning Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generate 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

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RESULTS OF OPERATIONS

Net (Loss) Income

The following is a summary of financial information from the unaudited condensed combined statements of net (loss) income for the three and nine months ended September 30, 2022 and 2021, respectively:

Net (Loss) Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions, except as noted)	2022	2021	$ change	2022	2021	$ change
Rental revenue	$111.6	$98.3	13.3	$330.0	$288.2	41.8
Revenue	111.6	98.3	13.3	330.0	288.2	41.8
Property operating costs	17.6	13.8	3.8	52.0	41.8	10.2
Net operating income	94.0	84.5	9.5	278.0	246.4	31.6

General and administrative expenses	6.5	8.9	(2.4)	20.9	26.0	(5.1)
Depreciation and amortization	0.4	0.3	0.1	1.2	1.1	0.1
Interest income	(0.1)	(0.9)	0.8	(0.5)	(2.2)	1.7
Interest expense and other financing costs	12.7	10.7	2.0	34.3	35.1	(0.8)
Foreign exchange gains, net	(0.6)	(1.2)	0.6	(0.4)	(3.0)	2.6
Fair value losses (gains) on investment properties, net	229.2	(432.2)	661.4	(10.2)	(949.8)	939.6
Fair value (gains) losses on financial instruments, net	(1.4)	1.3	(2.7)	(9.3)	1.8	(11.1)
Loss on sale of investment properties, net	—	—	—	0.7	0.6	0.1
(Loss) income before income taxes	(152.7)	497.6	(650.3)	241.3	1,136.8	(895.5)
Income tax (recovery) expense	(59.4)	75.8	(135.2)	(40.8)	167.8	(208.6)
Net (loss) income	$(93.3)	$421.8	(515.1)	$282.1	$969.0	(686.9)

Net (loss) income attributable to:
Stapled unitholders	(93.3)	421.8	(515.1)	282.1	968.8	(686.7)
Non-controlling interests	—	—	—	—	0.2	(0.2)
	$(93.3)	$421.8	(515.1)	$282.1	$969.0	(686.9)

14 Granite REIT 2022 Third Quarter Report

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,			September 30,	December 31,
	2022	2021	Change	2022	2021	Change	2022	2021	Change
$ per €1.00	1.315	1.485	(11%)	1.364	1.496	(9%)	1.346	1.440	(7%)
$ per US$1.00	1.306	1.260	4%	1.283	1.251	3%	1.375	1.266	9%

For the three and nine months ended September 30, 2022 compared to the prior year periods, the average exchange rate of the Euro relative to the Canadian dollar was lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

For the three and nine months ended September 30, 2022 compared to the prior year periods, the average exchange rate of the US dollar relative to the Canadian dollar was higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on September 30, 2022 were lower and higher, respectively, when compared to the December 31, 2021 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US operations were lower and higher, respectively, when compared to December 31, 2021.
Granite REIT 2022 Third Quarter Report 15

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and nine months ended September 30, 2022 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2022 vs 2021	2022 vs 2021
Decrease in revenue	$(1.8)	$(4.8)
Decrease in NOI - cash basis	(2.2)	(5.6)
Decrease in net income	(1.7)	(12.6)
Decrease in FFO	(1.0)	(2.5)
Decrease in AFFO	(1.3)	(3.1)
Decrease in FFO per unit	$(0.02)	$(0.04)
Decrease in AFFO per unit	$(0.02)	$(0.05)

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	$ change	2022	2021	$ change
Rental revenue and amortization(1)	$94.8	$85.2	9.6	$279.5	$247.6	31.9
Tenant recoveries	16.8	13.1	3.7	50.5	40.6	9.9
Revenue	$111.6	$98.3	13.3	$330.0	$288.2	41.8
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

16 Granite REIT 2022 Third Quarter Report

Revenue for the three month period ended September 30, 2022 increased by $13.3 million to $111.6 million from $98.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2022 vs Q3 2021 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.9 million from consumer price index based increases and $1.4 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, the Netherlands and Germany beginning in the third quarter of 2021 increased revenue by $10.5 million;
•the completion of two development and expansion projects in Germany and Canada increased revenue by $0.3 million;
•revenue increased by $0.7 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Germany;
•the sale of properties located in Austria, Poland and the Czech Republic beginning in the third quarter of 2021 decreased revenue by $1.4 million;
•vacancies at two properties in the United States decreased revenue by $0.4 million;
•foreign exchange had a net $1.8 million negative impact to revenue primarily due to the relative strengthening of the Canadian dollar against the Euro, partially offset by the relative weakening of the Canadian dollar against the US dollar, which decreased revenue by $4.0 million and increased revenue by $2.2 million, respectively; and
•straight-line rent and tenant recoveries decreased revenue by $0.3 million and increased revenue by $3.4 million, respectively.

Granite REIT 2022 Third Quarter Report 17

Revenue for the nine month period ended September 30, 2022 increased by $41.8 million to $330.0 million from $288.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2022 YTD vs Q3 2021 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $2.4 million from consumer price index based increases and $3.9 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, the Netherlands and Germany during 2021 and 2022 increased revenue by $31.3 million;
•the completion of two development and expansion projects in Germany and Canada increased revenue by $0.3 million;
•revenue increased by $2.7 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Germany;
•the sale of properties located in Austria, the United Kingdom, Poland and the Czech Republic during 2021 and 2022 decreased revenue by $3.0 million;
•vacancies at two properties in the United States decreased revenue by $0.5 million;
•foreign exchange had a net $4.8 million negative impact to revenue primarily due to the relative strengthening of the Canadian dollar against the Euro, partially offset by the relative weakening of the Canadian dollar against the US dollar, which decreased revenue by $9.3 million and increased revenue by $4.5 million, respectively; and
•straight-line rent and tenant recoveries decreased revenue by $0.2 million and increased revenue by $9.7 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended September 30, 2022 was $94.0 million compared to $84.5 million during the three months ended September 30, 2021. NOI for the nine months ended September 30, 2022 was $278.0 million compared to $246.4 million for the nine months ended September 30, 2021. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI - cash basis was $93.1 million during the three months
18 Granite REIT 2022 Third Quarter Report

ended September 30, 2022 compared with $83.6 million during the prior year period, an increase of 11.4%. NOI — cash basis was $274.3 million for the nine months ended September 30, 2022 compared with $243.2 million for the prior year period, an increase of 12.8%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or properties under development during the periods under comparison. Same property NOI - cash basis for the three months ended September 30, 2022 was $81.7 million, compared with $80.9 million for the prior year period. Same property NOI — cash basis for the nine months ended September 30, 2022 was $236.1 million, compared to $234.7 million for the nine months ended September 30, 2021. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2022	2021	$ change	% change	(in millions)	2022	2021	$ change	% change
Revenue		$111.6	$98.3	13.3			$330.0	$288.2	41.8
Less: Property operating costs		17.6	13.8	3.8			52.0	41.8	10.2
NOI		$94.0	$84.5	9.5	11.2%		$278.0	$246.4	31.6	12.8%
Add (deduct):
Straight-line rent amortization		(1.9)	(2.2)	0.3			(7.0)	(7.1)	0.1
Tenant incentive amortization		1.0	1.3	(0.3)			3.3	3.9	(0.6)
NOI - cash basis	58.8	$93.1	$83.6	9.5	11.4%	58.8	$274.3	$243.2	31.1	12.8%
Less NOI - cash basis for:
Acquisitions	7.6	(11.2)	(1.1)	(10.1)		9.7	(36.3)	(3.3)	(33.0)
Developments	0.9	—	—	—		0.9	0.1	—	0.1
Dispositions and assets held for sale	1.1	(0.2)	(1.6)	1.4		1.1	(2.0)	(5.2)	3.2
Same property NOI - cash basis	50.3	$81.7	$80.9	0.8	1.0%	48.2	$236.1	$234.7	1.4	0.6%
Constant currency same property NOI - cash basis(2)	50.3	$81.7	$79.2	2.5	3.2%	48.2	$236.1	$229.9	6.2	2.7%
(1)    The square footage relating to the NOI — cash basis represents GLA of 58.8 million square feet as at September 30, 2022. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are
Granite REIT 2022 Third Quarter Report 19

recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended September 30, 2022 increased by $9.5 million to $93.1 million from $83.6 million in the prior year period, representing an increase of 11.4%. NOI - cash basis for the nine months ended September 30, 2022 increased by $31.1 million to $274.3 million from $243.2 million in the prior year period, representing an increase of 12.8%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2021 and 2022 to date.

Same property NOI - cash basis for the three months ended September 30, 2022 increased by $0.8 million (1.0%) to $81.7 million from $80.9 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Germany, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended September 30, 2022 increased by $2.5 million (3.2%) from the prior year period.

Same property NOI - cash basis for the nine months ended September 30, 2022 increased by $1.4 million (0.6%) to $236.1 million from $234.7 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Germany, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI - cash basis for the nine month period ended September 30, 2022 increased by $6.2 million (2.7%) from the prior year period.

20 Granite REIT 2022 Third Quarter Report

NOI - cash basis for the three and nine month periods ended September 30, 2022 and 2021 by geography was as follows:

NOI - Cash Basis by Geography

Third Quarter 2022	Third Quarter 2021

Nine months 2022	Nine months 2021
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Granite REIT 2022 Third Quarter Report 21

Same property NOI - cash basis for the three and nine month periods ended September 30, 2022 and 2021 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% change	2022	2021	% change
Canada	$13.5	$13.0	3.8%	$40.3	$39.1	3.1%
United States	42.0	39.7	5.8%	115.0	109.6	4.9%
Austria	14.7	16.5	(10.9)%	45.7	49.6	(7.9)%
Germany	5.7	5.5	3.6%	17.4	18.0	(3.3)%
Netherlands	5.8	6.2	(6.5)%	17.7	18.4	(3.8)%
Same Property NOI - cash basis	$81.7	$80.9	1.0%	$236.1	$234.7	0.6%

Constant currency same property NOI - cash basis for the three and nine month periods ended September 30, 2022 and 2021 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% change	2022	2021	% change
Canada	$13.5	$13.0	3.8%	$40.3	$39.1	3.1%
United States	42.0	41.2	1.9%	115.0	112.4	2.3%
Austria	14.7	14.6	0.7%	45.7	45.2	1.1%
Germany	5.7	4.9	16.3%	17.4	16.4	6.1%
Netherlands	5.8	5.5	5.5%	17.7	16.8	5.4%
Constant Currency Same Property NOI - cash basis (1)	$81.7	$79.2	3.2%	$236.1	$229.9	2.7%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

22 Granite REIT 2022 Third Quarter Report

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	$ change	2022	2021	$ change
Salaries and benefits	$4.7	$3.6	1.1	$13.7	$12.2	1.5
Audit, legal and consulting	0.7	1.0	(0.3)	2.6	2.6	—
Trustee/director fees and related expenses	0.4	0.4	—	1.3	1.2	0.1
Executive unit-based compensation expense including distributions	1.0	1.2	(0.2)	3.7	3.8	(0.1)
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(2.5)	1.6	(4.1)	(6.3)	2.5	(8.8)
Other public entity costs	0.8	0.4	0.4	2.3	1.5	0.8
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.3	0.3	—
Capital tax	0.2	0.1	0.1	0.6	0.4	0.2
Information technology	0.6	0.4	0.2	1.6	1.3	0.3
Other	0.7	0.3	0.4	1.8	0.6	1.2
	$6.7	$9.1	(2.4)	$21.6	$26.4	(4.8)
Less: capitalized general and administrative expenses	(0.2)	(0.2)	—	(0.7)	(0.4)	(0.3)
General and administrative expenses	$6.5	$8.9	(2.4)	$20.9	$26.0	(5.1)

General and administrative expenses were $6.5 million for the three month period ended September 30, 2022 and decreased $2.4 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s stapled units in the current year period compared to an increase in market price of the Trust’s stapled units in the third quarter of 2021;
•a decrease in audit, legal and consulting expenses primarily due to a decrease in legal expenses relating to higher transactional activity in the prior year period; and
•a decrease in executive unit-based compensation expense primarily due to the decrease in the fair value of the performance stapled units (“PSU”) resulting in a lower compensation expense of the PSU grants, partially offset by;
•an increase in salaries and benefits expense primarily due to an increase in headcount in North America and Europe;
•an increase in other public entity costs primarily due to higher listing fees associated with amendments made to Granite’s Director Deferred Stapled Unit Plan and an increase in ESG+R reporting fees; and
•an increase in other general and administrative expenses primarily relating to the resumption of travel and property tours.

Granite REIT 2022 Third Quarter Report 23

General and administrative expenses were $20.9 million for the nine month period ended September 30, 2022 and decreased $5.1 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s stapled units in the current year period compared to the increase in market price of the Trust’s stapled units in in the prior year period; and
•an increase in capitalized general and administrative expenses resulting from salaries and wages related to an increase in development activity in the current year period, partially offset by;
•an increase in salaries and benefits expense primarily due to an increase in headcount in North America and Europe;
•an increase in other public entity costs primarily due to the special business conducted at Granite’s in-person Annual General and Special Meeting, and higher public entity listing and ESG+R reporting fees; and
•an increase in other general and administrative expenses primarily relating to costs associated with the exploration of potential acquisitions, increased travelling expenses upon the resumption of property tours, and recruiting fees as a result of the additional employees in North America and Europe.

Interest Income

Interest income for the three month period ended September 30, 2022 decreased $0.8 million to $0.1 million from $0.9 million in the prior year period. Interest income for the nine month period ended September 30, 2022 decreased $1.7 million to $0.5 million from $2.2 million in the prior year period. Both decreases were due to the decrease in invested cash balances on hand.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended September 30, 2022 increased $2.0 million to $12.7 million from $10.7 million in the prior year period. The increase was primarily due to higher interest costs resulting from the issuance of the 2028 Debentures (as defined herein) in August 2021, draws on the Credit Facility and drawdown of the 2025 Term Loan in September 2022.
Interest expense and other financing costs for the nine month period ended September 30, 2022 decreased $0.8 million to $34.3 million from $35.1 million in the prior year period. The decrease was primarily due to a $4.0 million early redemption premium for the 2021 Debentures recorded in the first quarter of 2021, partially offset by higher interest costs resulting from the issuance of the 2028 Debentures in August 2021, draws on the Credit Facility starting in the second quarter of 2022 and the drawdown of the 2025 Term Loan in September 2022.

As at September 30, 2022, Granite’s weighted average cost of interest-bearing debt was 2.26% (September 30, 2021 - 1.81%) and the weighted average debt term-to-maturity was 4.4 years (September 30, 2021 - 5.8 years).

24 Granite REIT 2022 Third Quarter Report

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange gains of $0.6 million and $1.2 million in the three months ended September 30, 2022 and 2021, respectively. The $0.6 million decrease in net foreign exchange gains is primarily due to the decrease in foreign exchange gains from the settlement of foreign exchange collar contracts of $0.7 million when compared to the prior year period, partially offset by the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Granite recognized net foreign exchange gains of $0.4 million and $3.0 million in the nine months ended September 30, 2022 and 2021, respectively. The $2.6 million decrease in net foreign exchange gains is primarily due to the decrease in foreign exchange gains from the settlement of foreign exchange collar contracts of $3.7 million when compared to the prior year period, partially offset by the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $229.2 million and net fair value gains on investment properties were $432.2 million in the three months ended September 30, 2022 and 2021, respectively. In the three months ended September 30, 2022, net fair value losses of $229.2 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the Greater Toronto Area in Ontario, Canada (the “GTA”) and selective US and European markets reflecting current market fundamentals.
Net fair value gains on investment properties in the three months ended September 30, 2021 of $432.2 million were primarily attributable to favourable changes in fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe.

Net fair value gains on investment properties were $10.2 million and $949.8 million in the nine months ended September 30, 2022 and 2021, respectively. The net fair value gains on investment properties of $490.6 million recognized during the first quarter of 2022 exceeded the net fair value losses recorded in the second and third quarters of 2022 as previously mentioned, resulting in a net fair value gain on investment properties of $10.2 million in the nine months ended September 30, 2022.

Net fair value gains on investment properties in the nine months ended September 30, 2021 of $949.8 million were primarily attributable to various factors including (i) favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and (ii) compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe resulting from the continued market demand for industrial real estate properties.

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value gains on financial instruments for the three month period ended September 30, 2022 were $1.4 million while the net fair value losses on financial instruments for the three month period ended September 30, 2021 were $1.3 million. The net fair value gains on financial instruments for the nine month period ended September 30, 2022 were $9.3 million and the net fair value losses on financial instruments for the nine month period ended September 30, 2021 were $1.8 million. The net fair value gains on financial instruments for the
Granite REIT 2022 Third Quarter Report 25

three and nine month periods ended September 30, 2022 are related to fair value gains from the 2024 Cross Currency Interest Rate Swap (as defined herein), partially offset by net fair value losses on the foreign exchange collar contracts and fair value loss from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net (loss) income.

The net fair value losses on financial instruments for the three months ended September 30, 2021 are related to the fair value movements of the 2024 Cross Currency Interest Rate Swap, offset by net fair value losses on foreign exchange collar contracts. The net fair value losses on financial instruments for the nine months ended September 30, 2021 are related to the net fair value gain associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and the 2024 Cross Currency Interest Rate Swap, offset by net fair value losses on foreign exchange collar contracts. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net (loss) income.

Loss on Sale of Investment Properties, Net

No properties were disposed of during the three month periods ended September 30, 2022 and 2021, respectively.

The loss on sale of investment properties for the nine month period ended September 30, 2022 was $0.7 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Třeboň, Czech Republic on June 9, 2022 and the property in Mirków, Poland on February 18, 2022. The loss on sale of investment properties for the nine month period ended September 30, 2021 was $0.6 million and is primarily related to broker commissions and legal and advisory costs associated with the disposition of the property in Weikersdorf, Austria on June 30, 2021 and the property in Redditch, United Kingdom on January 28, 2021.

Income Tax (Recovery) Expense

Income tax (recovery) expense is comprised of the following:

Income Tax (Recovery) Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	$ change	2022	2021	$ change
Foreign operations	$1.5	$1.9	(0.4)	$4.7	$5.4	(0.7)
Related to sale of investment properties	—	—	—	—	2.3	(2.3)
Other	0.4	0.5	(0.1)	1.1	1.0	0.1
Current tax expense	1.9	2.4	(0.5)	5.8	8.7	(2.9)
Deferred tax (recovery) expense	(61.3)	73.4	(134.7)	(46.6)	159.1	(205.7)
Income tax (recovery) expense	$(59.4)	$75.8	(135.2)	$(40.8)	$167.8	(208.6)

For the three months ended September 30, 2022, current tax expense decreased compared to the prior year period primarily due to the effect of the strengthening of the Canadian dollar on
26 Granite REIT 2022 Third Quarter Report

Euro denominated tax expense as compared to the prior year period and to a lesser extent, due to the sale of an asset in Austria in 2021 reducing taxable earnings.

For the nine months ended September 30, 2022, current tax expense decreased compared to the prior year period primarily due to higher current tax expense relating to the sale of an asset in Austria in 2021 and the effect of the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period, partially offset by the recognition of tax assets in Germany for taxation years that have gone statute barred during 2021.

The increase in deferred tax recovery for the three and nine months ended September 30, 2022 compared to the prior year periods was primarily due to fair value losses recognized in jurisdictions in which deferred taxes are recorded.

Net (Loss) Income Attributable to Stapled Unitholders

For the three month period ended September 30, 2022, net loss attributable to stapled unitholders was $93.3 million compared to net income of $421.8 million in the prior year period. The increase in net loss attributable to stapled unitholders was primarily due to a $661.4 million increase in fair value losses on investment properties, partially offset by a $9.5 million increase in net operating income and a $135.2 million decrease in income tax expense. The period-over-period variance is further summarized below:

Q3 2022 vs Q3 2021 Change in Net (Loss) Income Attributable to Stapled Unitholders

Granite REIT 2022 Third Quarter Report 27

For the nine month period ended September 30, 2022, net income attributable to stapled unitholders was $282.1 million compared to $968.8 million in the prior year period. The decrease in net income attributable to stapled unitholders was primarily due to a $939.6 million decrease in fair value gains on investment properties, partially offset by a $31.6 million increase in net operating income and a $208.6 million decrease in income tax expense. The period-over-period variance is further summarized below:

Q3 2022 YTD vs Q3 2021 YTD Change in Net Income Attributable to Stapled Unitholders
28 Granite REIT 2022 Third Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net (loss) income attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2022 and 2021, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit information)		2022	2021	2022	2021
Net (loss) income attributable to stapled unitholders		$(93.3)	$421.8	$282.1	$968.8
Add (deduct):
Fair value losses (gains) on investment properties, net		229.2	(432.2)	(10.2)	(949.8)
Fair value (gains) losses on financial instruments, net		(1.4)	1.3	(9.3)	1.8
Loss on sale of investment properties, net		—	—	0.7	0.6
Current income tax expense associated with the sale of investment properties		—	—	—	2.3
Deferred tax (recovery) expense		(61.3)	73.4	(46.6)	159.1
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(1.3)	0.9	(2.7)	1.5
Fair value remeasurement of the Directors Deferred Stapled Unit Plan(1)		(1.2)	—	(1.9)	—
Non-controlling interests relating to the above		—	—	—	0.2
FFO	[A]	$70.7	$65.2	$212.1	$184.5
Add (deduct):
Maintenance or improvement capital expenditures incurred		(4.3)	(0.8)	(5.9)	(2.7)
Leasing costs		(2.0)	(2.3)	(4.9)	(2.5)
Tenant allowances		(0.3)	—	(0.4)	(0.2)
Tenant incentive amortization		1.1	1.3	3.3	3.9
Straight-line rent amortization		(1.9)	(2.2)	(7.0)	(7.0)
AFFO	[B]	$63.3	$61.2	$197.2	$176.0

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.08	$0.99	$3.23	$2.91
Basic AFFO per stapled unit	[B]/[C]	$0.97	$0.93	$3.01	$2.78
Diluted AFFO per stapled unit	[B]/[D]	$0.97	$0.93	$3.00	$2.78
Basic weighted average number of stapled units	[C]	65.3	65.7	65.6	63.4
Diluted weighted average number of stapled units	[D]	65.5	65.8	65.7	63.4
(1) On June 9, 2022, amendments were made to Granite’s Directors Deferred Stapled Unit (“DSU”) Plan (the “DSU Plan”) to allow, at the discretion of the Compensation, Governance and Nominating Committee (the "CGN Committee”) for the DSUs to be settled in cash or stapled units at the time of redemption. Accordingly, from the amendment date of June 9, 2022, fair value remeasurement of the DSU Plan has been included as an adjustment to FFO.

Granite REIT 2022 Third Quarter Report 29

Funds From Operations

FFO for the three month period ended September 30, 2022 was $70.7 million ($1.08 per unit) compared to $65.2 million ($0.99 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q3 2022 vs Q3 2021 Change in FFO
FFO for the nine month period ended September 30, 2022 was $212.1 million ($3.23 per unit) compared to $184.5 million ($2.91 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q3 2022 YTD vs Q3 2021 YTD Change in FFO
Included in FFO for the nine months ended September 30, 2021 were $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of the Credit Facility. Excluding these refinancing costs, FFO would have been $189.0 million ($2.98 per unit).

30 Granite REIT 2022 Third Quarter Report

AFFO for the three month period ended September 30, 2022 was $63.3 million ($0.97 per unit) compared to $61.2 million ($0.93 per unit) in the prior year period. The $2.1 million increase and $0.04 per unit increase in AFFO components are summarized below:

Q3 2022 vs Q3 2021 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $5.5 million increase in FFO, as noted previously; and
•a $0.3 million increase AFFO primarily from a decrease in leasing costs, primarily due to a reduction in lease renewal activities compared to the prior year period, partially offset by;
•a $3.5 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period; and
•a $0.3 million decrease in AFFO from tenant allowances, primarily related to two properties in the United States and Austria.

Granite REIT 2022 Third Quarter Report 31

AFFO for the nine month period ended September 30, 2022 was $197.2 million ($3.00 per unit) compared to $176.0 million ($2.78 per unit) in the prior year period. The $21.2 million increase and $0.22 per unit increase in AFFO components are summarized below:

Q3 2022 YTD vs Q3 2021 YTD Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $27.6 million increase in FFO, as noted previously, partially offset by;
•a $3.2 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $2.4 million decrease in AFFO from an increase in leasing costs, primarily related to lease renewal activities in the United States; and
•a $0.6 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization primarily due to higher free-rent offered in the current year period relative to the prior year as a result of lease renewal and acquisition activities in the United States.

Excluding the aforementioned early redemption and refinancing costs of $4.5 million recognized in the nine month period ended September 30, 2021, AFFO would have been $180.5 million ($2.85 per unit).

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

32 Granite REIT 2022 Third Quarter Report

Properties under development are comprised of:
i.a 89.0 acre greenfield site in Houston, Texas for which construction is underway on three modern industrial buildings (two speculative and one pre-leased) totaling 1.4 million square feet and are expected to be completed in the first quarter of 2023;
ii.a 22.0 acre site in Brantford, Ontario where construction of a 0.4 million square foot, build-to-suit, 40’ clear height, state-of-the-art distribution facility is underway with completion expected in the first quarter of 2024;
iii.a 51.0 acre greenfield site in Murfreesboro, Tennessee, where vertical construction of a pre-leased 0.8 million square foot modern distribution facility is underway with an expected completion date in the fourth quarter of 2022;
iv.a 39.0 acre site in Lebanon, Tennessee, where construction of three modern industrial buildings totaling 0.5 million square feet is expected to be completed in the first quarter of 2023; and
v.a 13.0 acre site in Bolingbrook, Illinois where the vertical construction of a 0.2 million square foot built-to-suit modern distribution facility is underway and expected to be completed in the second quarter of 2023.

Land held for development is comprised of:
i.the remaining 101.0 acres of land in Houston, Texas held for the future development of up to a 2.7 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.3 million square feet (of which 1.4 million square feet is underway as noted above);
ii.12.9 acres of development land in West Jefferson, Ohio; and
iii.the remaining 70.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 1.3 million square feet of modern distribution and logistics space upon completion.

Granite REIT 2022 Third Quarter Report 33

Summary attributes of the investment properties as at September 30, 2022 and December 31, 2021 are as follows:

Investment Properties Summary

As at September 30, 2022 and December 31, 2021	2022	2021
(in millions, except as noted)
Investment properties - fair value	$8,938.9	$7,971.2
Income-producing properties	8,544.5	7,727.4
Properties under development	313.2	162.8
Land held for development	81.2	81.0
Overall capitalization rate(1)	4.68%	4.53%

Number of investment properties	141	131
Income-producing properties	128	119
Properties under development	9	9
Land held for development	4	3

Property metrics
GLA, square feet	58.8	55.1
Occupancy, by GLA	99.1%	99.7%
Weighted average lease term in years, by square footage	5.7	5.8
Total number of tenants	128	123
Magna as a percentage of annualized revenue(2)	26%	29%
Magna as a percentage of GLA	21%	22%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

Assets Held for Sale(1)

As at September 30, 2022 and December 31, 2021	2022	2021
(in millions, except as noted)
Assets held for sale
Fair value	$17.5	$64.6
Number of properties	1	3
GLA, square feet	0.1	0.6
Magna as a percentage of GLA	0%	1%
Annualized revenue	$0.8	$4.4
(1)    Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale as at September 30, 2022 and three such assets that were held for sale as at December 31, 2021 were excluded from investment properties and related property metrics as at September 30, 2022 and December 31, 2021, respectively, throughout this MD&A.

34 Granite REIT 2022 Third Quarter Report

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2022 and December 31, 2021 was as follows:

Fair Value of Investment Properties by Geography(1)

September 30, 2022	December 31, 2021
(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the nine months ended September 30, 2022 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2022	Acquisitions	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	Classified as assets held for sale	September 30, 2022
Income-Producing Properties
Canada	$1,648.7	$40.5	$1.2	$2.2	$—	$1.6	$172.7	$—	$(18.8)	$1,848.1
USA	4,089.7	179.4	10.1	23.4	79.0	5.9	(166.5)	377.9	—	4,598.9
Austria	773.8	—	0.2	—	—	(3.2)	(2.2)	(50.4)	—	718.2
Germany	425.7	148.9	0.4	2.0	38.6	(0.2)	(5.4)	(39.7)	—	570.3
Netherlands	789.5	102.3	0.9	—	—	0.2	(31.9)	(52.0)	—	809.0
	7,727.4	471.1	12.8	27.6	117.6	4.3	(33.3)	235.8	(18.8)	8,544.5
Properties Under Development
USA	123.0	14.6	—	177.7	(79.0)	—	34.6	22.5	—	293.4
Germany	39.8	—	—	0.4	(38.6)	—	—	(1.6)	—	—
Canada	—	—	—	2.2	17.6	—	—	—	—	19.8
	162.8	14.6	—	180.3	(100.0)	—	34.6	20.9	—	313.2
Land Held for Development
Canada	64.2	6.6	—	2.8	(17.6)	—	6.9	—	—	62.9
USA	16.8	—	—	—	—	—	—	1.5	—	18.3
	81.0	6.6	—	2.8	(17.6)	—	6.9	1.5	—	81.2
Total	$7,971.2	$492.3	$12.8	$210.7	$—	$4.3	$8.2	$258.2	$(18.8)	$8,938.9
(1)    The transfers are related to the reclassifications of a land held for development property in Brantford, Ontario to property under development and two completed properties under development to income-producing properties in Altbach, Germany and Fort Worth, Texas during the second quarter of 2022.
Granite REIT 2022 Third Quarter Report 35

During the nine months ended September 30, 2022, the fair value of investment properties increased by $967.7 million primarily due to:
•net fair value gains of $8.2 million, which were attributable to various factors including fair market rent increases across the GTA and selective US and European markets to reflect accelerated rental rate growth, as well as the capital appreciation of the Trust’s certain distribution/e-commerce properties due to fair market rent increases and the compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe in the first quarter of 2022, partially offset by the net fair value losses in the second and third quarters of 2022 attributable to the expansion in discount and terminal capitalization rates across Granite’s markets in response to rising interest rates;
•the acquisitions of eight income-producing properties, one property under development and one parcel of development land in Germany, the United States, Canada and the Netherlands for $480.7 million, excluding associated transaction costs (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions of $210.7 million primarily relating to expansion projects at two properties in Canada, one of which was completed during the second quarter of 2022, and two development properties in the United States and Altbach, Germany, which were subsequently reclassified to income producing property during the second quarter of 2022, and nine properties under development in the United States and Canada (see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”); and
•foreign exchange gains of $258.2 million primarily resulting from the relative weakening of the Canadian dollar against the US dollar, partially offset by;
•the classification of an income-producing property with a current value of $17.5 million as an asset held for sale. This property is classified as an asset held for sale on the unaudited condensed combined balance sheet and excluded from the investment properties categorization (see “SIGNIFICANT MATTERS - Assets Held for Sale”).

36 Granite REIT 2022 Third Quarter Report

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2022. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2022. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at September 30, 2022 and December 31, 2021 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at September 30, 2022 and December 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Overall capitalization rate(1)(2)	4.40%	4.11%	4.00%	4.20%	6.92%	6.81%	5.34%	5.00%	4.68%	4.53%
Terminal capitalization rate(1)	5.11%	4.73%	5.21%	4.95%	6.71%	6.37%	6.67%	6.23%	5.32%	5.03%
Discount rate(1)	5.82%	5.30%	6.32%	5.70%	7.50%	7.29%	7.67%	6.83%	6.12%	5.67%

Valuation Metrics by Region

As at September 30, 2022	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,848.1	$4,598.9	$718.2	$570.3	$809.0	$8,544.5
Overall capitalization rate (1)(2)	3.39%	4.67%	8.09%	5.40%	4.14%	4.68%

As at December 31, 2021	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,648.7	$4,089.7	$773.8	$425.7	$789.5	$7,727.4
Overall capitalization rate (1)(2)	3.51%	4.30%	7.98%	5.60%	3.87%	4.53%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

Granite REIT 2022 Third Quarter Report 37

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2022 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	7,650.2	8,056.3	8,217.5
+25 bps	8,070.3	8,288.8	8,379.0
Base rate	$8,544.5	$8,544.5	$8,544.5
-25 bps	9,085.6	8,827.1	8,714.1
-50 bps	9,711.5	9,141.3	8,887.8

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

38 Granite REIT 2022 Third Quarter Report

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three and nine months ended September 30, 2022 and 2021 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Additions to investment properties:
Leasing costs	$2.1	$5.6	$5.5	$5.8
Tenant improvements (1)	0.3	0.2	0.4	0.5
Maintenance capital expenditures	4.6	1.9	6.9	3.5
Other capital expenditures	17.3	12.4	27.6	14.5
	$24.3	$20.1	$40.4	$24.3
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	(0.4)	(0.1)
Leasing costs and tenant improvements related to development activities	(0.1)	(3.3)	(0.2)	(3.3)
Capital expenditures related to expansions and developments	(17.3)	(4.5)	(27.6)	(6.8)
Capital expenditures related to property acquisitions	(0.3)	(9.2)	(1.0)	(8.7)
Capital expenditures and leasing costs included in AFFO	$6.6	$3.1	$11.2	$5.4
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21	Q2 '21	Q1 '21	Q4 '20
Total capital expenditures incurred		$21.9	$9.2	$3.4	$9.9	$14.3	$3.2	$0.5	$13.3
Total leasing costs and tenant improvements incurred		2.4	1.5	2.0	2.9	5.8	0.3	0.2	2.1
Total incurred	[A]	$24.3	$10.7	$5.4	$12.8	$20.1	$3.5	$0.7	$15.4
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(17.7)	(9.2)	(2.3)	(5.8)	(17.0)	(1.8)	(0.1)	(13.1)

Capital expenditures and leasing costs included in AFFO	[B]	$6.6	$1.5	$3.1	$7.0	$3.1	$1.7	$0.6	$2.3

GLA, square feet	[C]	58.8	57.0	55.9	55.1	53.3	51.3	50.4	49.5
$ total incurred per square foot	[A]/[C]	$0.41	$0.19	$0.10	$0.23	$0.38	$0.07	$0.01	$0.31
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.11	$0.03	$0.06	$0.13	$0.06	$0.03	$0.01	$0.05

Granite REIT 2022 Third Quarter Report 39

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at September 30, 2022 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/actual start date of construction	Target completion date	Actual construction costs as at September 30, 2022	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at September 30, 2022
Properties under development
Houston, TX (Phase I and II)	89.3	1.4	Q4 2019	Q1 2023	$119.9	$148.7	$17.9	$166.6	6.1%
Murfreesboro, TN	50.8	0.8	Q3 2021	Q4 2022	70.3	86.8	7.4	94.2	6.2%
Highway 109, Lebanon, TN	38.8	0.5	Q3 2021	Q1 2023	49.7	72.5	2.9	75.4	6.3%
4 Bowery Rd., Brantford, ON	22.3	0.4	Q2 2022	Q1 2024	3.0	70.9	15.4	86.3	6.5%
905 Belle Ln., Bolingbrook, IL	12.9	0.2	Q2 2022	Q2 2023	7.9	38.1	15.5	53.6	3.9%
Expansion projects
555 Beck Cres., Ajax, ON	7.6	0.1	Q4 2022	Q3 2023	0.4	8.5	—	8.5	6.4%
5400 E 500 S, Whitestown, IN	59.3	0.3	Q1 2022	Q4 2022	21.7	43.1	—	43.1	5.5%
	281.0	3.7			$272.9	$468.6	$59.1	$527.7	5.9%
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

In Brantford, Ontario, Granite broke ground in the third quarter of 2022 on its build-to-suit building for a global chocolate producer. The approximate 400,000 square foot, 40’ clear height, state-of-the-art, modern distribution facility is expected to be completed in the first quarter of 2024.

At Granite’s site in Houston, Texas, construction commenced during the fourth quarter of 2021. The pre-leased 688,000 square foot, 40’ clear height, modern distribution building is being constructed as the second phase of the multi-phase development, in addition to the initial phase one of 669,000 square feet currently under construction. Both the build-to-suit project and phase one are expected to be completed in the first quarter of 2023.
At Granite’s site in Murfreesboro, Tennessee, construction commenced during the third quarter of 2021. This 844,000 square foot, 40’ clear height, state-of-the-art distribution/e-commerce facility is expected to be completed in the fourth quarter of 2022. During the third quarter of 2022, Granite signed a long-term lease with a leading investment grade producer of specialized commercial vehicles for the entire space.

At Granite’s site in Lebanon, Tennessee, construction commenced during the third quarter of 2021. These three modern distribution facilities totaling approximately 509,000 square feet, with 32’ clear heights, are expected to be completed in the first quarter of 2023.

Granite continues to advance site planning for the speculative expansion of 555 Beck Crescent in Ajax, ON. Construction of the approximately 49,000 square foot, 32’ clear height expansion is expected to commence in the fourth quarter of 2022 with completion anticipated by the third quarter of 2023.
40 Granite REIT 2022 Third Quarter Report

Construction of the approximate 300,000 square foot, value-enhancing expansion of Granite’s approximate 600,000 square foot modern distribution facility in Whitestown, Indiana commenced in the first quarter of 2022. Upon completion of the building expansion, which is expected in the fourth quarter of 2022, the lease for the approximate 0.9 million square foot facility will be extended for a ten year term.

Leasing Profile

Magna, Granite’s Largest Tenant

At September 30, 2022, Magna International Inc. or one of its operating subsidiaries was the tenant at 28 (December 31, 2021 - 29) of Granite’s income-producing properties and comprised 26% (December 31, 2021 - 29%) of Granite’s annualized revenue and 21% (December 31, 2021 - 22%) of Granite’s GLA.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed on June 30, 2022 by DBRS and A- credit rating with a stable outlook by Standard & Poor’s. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at September 30, 2022, Granite had 127 other tenants from various industries that in aggregate comprised 74% of the Trust’s annualized revenue. Each of these tenants accounted for less than 6% of the Trust’s annualized revenue as at September 30, 2022.

Granite REIT 2022 Third Quarter Report 41

Granite’s top 10 tenants by annualized revenue at September 30, 2022 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	26%	21%	3.9	A-
Amazon	5%	4%	16.4	AA
Mars Petcare US	3%	4%	7.8	NR
True Value Company	2%	2%	18.4	NR
ADESA	2%	—%	6.8	CCC+
Restoration Hardware	2%	2%	5.6	Ba3
Ceva Logistics US Inc.	2%	2%	2.3	BB+
Samsung Electronics America	2%	1%	4.0	AA-
Spreetail FTP	2%	2%	4.1	NR
Hanon Systems	2%	1%	6.9	AA-
Top 10 Tenants	48%	39%	6.4
(1)    Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
42 Granite REIT 2022 Third Quarter Report

Lease Expiration

As at September 30, 2022, Granite’s portfolio had a weighted average lease term by square footage of 5.7 years (December 31, 2021 - 5.8 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2022		2023		2024		2025		2026		2027		2028 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,543	34	62.3	—	417	5.0	264	1.7	499	4.6	1,450	11.1	573	5.9	253	2.4	3,087	31.6
Canada-committed	—	—	—	—	(276)	(4.0)	—	—	—	—	—	—	—	—	276	4.0	—	—
Canada - net	6,543	34	62.3	—	141	1.0	264	1.7	499	4.6	1,450	11.1	573	5.9	529	6.4	3,087	31.6
United States	34,757	76	209.6	283	4,287	21.4	6,052	31.1	3,130	18.0	1,254	6.8	3,057	17.7	1,407	6.7	15,287	107.9
United States-committed (1)	—	—	—	(193)	(4,287)	(21.4)	(1,377)	(6.2)	346	1.9	1,319	6.8	826	7.2	301	1.5	2,872	10.2
United States - net	34,757	76	209.6	90	—	—	4,675	24.9	3,476	19.9	2,573	13.6	3,883	24.9	1,708	8.2	18,159	118.1
Austria	7,472	9	56.4	—	802	9.5	125	1.3	5,349	34.4	—	—	389	2.8	—	—	807	8.4
Austria-committed	—	—	—	—	(802)	(9.5)	—	—	—	—	—	—	—	—	802	9.5	—	—
Austria-net	7,472	9	56.4	—	—	—	125	1.3	5,349	34.4	—	—	389	2.8	802	9.5	807	8.4
Germany	4,640	14	30.0	186	290	2.0	2,308	15.5	308	2.1	195	1.6	303	1.7	—	—	1,050	7.1
Germany-committed (1)	—	—	—	(186)	(290)	(2.0)	(1,390)	(8.6)	—	—	—	—	717	4.0	290	2.0	673	4.6
Germany-net	4,640	14	30.0	—	—	—	918	6.9	308	2.1	195	1.6	1,020	5.7	290	2.0	1,723	11.7
Netherlands	5,368	36	36.1	33	28	0.5	383	2.8	66	0.8	630	4.7	355	1.6	1,125	7.0	2,748	18.7
Netherlands - committed	—	—	—	—	(9)	(0.4)	9	0.4	—	—	—	—	—	—	—	—	—	—
Netherlands - net	5,368	36	36.1	33	19	0.1	392	3.2	66	0.8	630	4.7	355	1.6	1,125	7.0	2,748	18.7
Total	58,780	169	394.4	502	5,824	38.4	9,132	52.4	9,352	59.9	3,529	24.2	4,677	29.7	2,785	16.1	22,979	173.7
Total-committed (1)	—	—	—	(379)	(5,664)	(37.3)	(2,758)	(14.4)	346	1.9	1,319	6.8	1,543	11.2	1,669	17.0	3,545	14.8
As at September 30, 2022	58,780	169	394.4	123	160	1.1	6,374	38.0	9,698	61.8	4,848	31.0	6,220	40.9	4,454	33.1	26,524	188.5
% of portfolio as at September 30, 2022:
* by sq ft (in %)	100.0			0.2	0.3		10.8		16.5		8.2		10.6		7.6		45.8
* by Annualized Revenue (in %)			100.0			0.3		9.6		15.7		7.9		10.4		8.4		47.7
(1) Committed vacancies represent leases signed during the current period but not occupied until after period end.

Granite REIT 2022 Third Quarter Report 43

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and nine months ended September 30, 2022.

Occupancy Roll Forward for Q3 2022

	Three Months Ended September 30, 2022
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, July 1, 2022	6,543	33,453	7,472	4,640	4,871	56,979
Vacancy, July 1, 2022	—	(1,036)	—	(186)	(33)	(1,255)
Occupancy, July 1, 2022	6,543	32,417	7,472	4,454	4,838	55,724
Occupancy %, July 1, 2022	100.0%	96.9%	100.0%	96.0%	99.3%	97.8%
Acquired occupancy, net	—	—	—	—	496	496
Dispositions and assets held for sale	—	1,305	—	—	—	1,305
Expiries	—	(107)	—	—	—	(107)
New Leases	—	860	—	—	—	860
Occupancy, September 30, 2022	6,543	34,475	7,472	4,454	5,334	58,278
Total portfolio size, September 30, 2022	6,543	34,758	7,472	4,640	5,367	58,780
Occupancy %, September 30, 2022	100.0%	99.2%	100.0%	96.0%	99.4%	99.1%

Occupancy Roll Forward for Q3 2022 YTD

	Nine Months Ended September 30, 2022
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2022	6,429	32,798	7,472	3,511	4,871	55,081
Vacancy, Jan 1, 2022	—	(90)	—	—	(53)	(143)
Occupancy, Jan 1, 2022	6,429	32,708	7,472	3,511	4,818	54,938
Occupancy %, Jan 1, 2022	100.0%	99.7%	100.0%	100.0%	98.9%	99.7%
Acquired occupancy, net	123	1,355	—	836	496	2,810
Completed developments	—	605	—	293	—	898
Completed expansions	62	—	—	—	—	62
Development vacancy	—	(605)	—	(186)	—	(791)
Dispositions and assets held for sale	(71)	—	—	—	—	(71)
Expiries	—	(2,969)	—	(283)	(56)	(3,308)
Surrenders and early terminations	—	(86)	—	—	—	(86)
Renewals	—	2,607	—	283	56	2,946
New Leases	—	860	—	—	20	880
Occupancy, September 30, 2022	6,543	34,475	7,472	4,454	5,334	58,278
Total portfolio size, September 30, 2022	6,543	34,758	7,472	4,640	5,367	58,780
Occupancy %, September 30, 2022	100.0%	99.2%	100.0%	96.0%	99.4%	99.1%

44 Granite REIT 2022 Third Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,271.7 million as at September 30, 2022 compared to $1,400.5 million at December 31, 2021, as summarized below:

Sources of Available Liquidity

As at September 30, 2022 and December 31, 2021	2022	2021
Cash and cash equivalents	$274.3	$402.5
Unused portion of Credit Facility	997.4	998.0
Available liquidity (1)	$1,271.7	$1,400.5
Additional sources of liquidity:
Assets held for sale(2)	$17.5	$64.6
Unencumbered assets(3)	$8,858.9	$7,940.2
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    One income-producing property located in Canada was classified as an asset held for sale on the unaudited condensed combined financial statements at September 30, 2022. Two income-producing properties and one parcel of land held for development located in Europe were classified as assets held for sale on the audited combined financial statements at December 31, 2021.
(3)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

The decrease in liquidity from December 31, 2021 to September 30, 2022 is primarily due to the acquisitions of eight income-producing properties, one property under development and a parcel of development land in Germany, the United States, Canada and the Netherlands for $492.3 million, additions to investment properties primarily in the United States, Canada and Germany totaling $210.7 million, repurchases of stapled units under the NCIB of $86.4 million, partially offset by the net proceeds of $63.9 million received from the dispositions of two income-producing properties and a piece of land held for development located in Poland and the Czech Republic, net proceeds of $13.1 million received from the issuance of stapled units under the ATM Program and net proceeds of $527.5 million received from the full drawdown of the 2025 Term Loan completed in September 2022. Granite intends to use its available liquidity to fund completed and potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2022 Third Quarter Report 45

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	$ change	2022	2021	$ change

Cash and cash equivalents, beginning of period	$157.6	$678.1	(520.5)	$402.5	$831.3	(428.8)
Cash provided by operating activities	78.3	79.5	(1.2)	212.0	208.5	3.5
Cash used in investing activities	(179.8)	(429.2)	249.4	(675.7)	(645.9)	(29.8)
Cash provided by financing activities	208.0	448.3	(240.3)	327.8	382.7	(54.9)
Effect of exchange rate changes on cash and cash equivalents	10.2	2.3	7.9	7.7	2.4	5.3
Cash and cash equivalents, end of period	$274.3	$779.0	(504.7)	$274.3	$779.0	(504.7)

Operating Activities

During the three month period ended September 30, 2022, operating activities generated cash of $78.3 million compared to $79.5 million in the prior year period. The decrease of $1.2 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase of $1.9 million in general and administrative expenses, excluding the impact of unit-based compensation;
•a decrease of $0.8 million in interest income due to the decrease in invested cash balances on hand;
•a decrease of $0.6 million in foreign exchange gains; and
•an increase of $10.2 million in income taxes paid, partially offset by;
•an increase in net operating income of $9.5 million; and
•a decrease of $3.2 million in interest paid due to timing of payments.

During the nine month period ended September 30, 2022, operating activities generated cash of $212.0 million compared to $208.5 million in the prior year period. The increase of $3.5 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income of $31.6 million, partially offset by;
•an increase of $6.1 million in interest paid resulting higher debt balances and an increase in the weighted average cost of debt in the current year;
•a decrease of $2.6 million in foreign exchange gains;
•an increase of $3.8 million in general and administrative expenses, excluding the impact of unit-based compensation;
•an increase of $11.9 million in income taxes paid;
•a decrease of $1.7 million in interest income due to the decrease in invested cash balances on hand; and
46 Granite REIT 2022 Third Quarter Report

•a decrease of $1.7 million from cash provided by working capital changes primarily due to timing of payments and receipts.

Investing Activities

Investing activities for the three month period ended September 30, 2022 used cash of $179.8 million and primarily related to the following:
•the acquisitions of an income-producing property and a parcel of development land the Netherlands and Canada for $100.8 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to properties under development paid of $44.3 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•loan advances made of $13.6 million to the developer of two industrial properties being constructed in Indiana; and
•additions to income-producing properties paid of $23.5 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States.

Investing activities for the three month period ended September 30, 2021 used cash of $429.2 million and primarily related to the following:

•the acquisitions of six income-producing properties, three properties under development and a parcel of development land in Canada, the United States and the Netherlands for $380.8 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•leasing commissions paid of $5.4 million largely relating to leasing activity for two properties in the United States, including one property under development that was pre-leased during the quarter;
•additions to income-producing properties paid of $12.1 million, primarily attributable to the completion of an acquired property of $8.3 million in Dallas, Texas and ongoing maintenance and expansion capital in Canada and the United States;
•additions to properties under development paid of $16.9 million, primarily attributable to Granite’s ongoing development projects in Germany and the United States;
•acquisition deposits paid of $16.9 million, consisting of advance payments for acquisitions under contract in the United States and the Netherlands; and
•loan advances made of $5.2 million to the developer of two industrial properties being constructed in Indiana.

Investing activities for the nine month period ended September 30, 2022 used cash of $675.7 million and primarily related to the following:
•the acquisitions of eight income-producing properties, one property under development and a parcel of development land in Germany, the United States, Canada and the Netherlands and the settlement of other acquisition related liabilities for $493.4 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to properties under development paid of $165.0 million, primarily attributable to Granite’s ongoing development projects in the United States, Canada and a development property in Altbach, Germany which was completed and reclassified as an income-producing property in the second quarter of 2022;
Granite REIT 2022 Third Quarter Report 47

•additions to income-producing properties paid of $34.4 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States; and
•loan advances made of $42.9 million to the developer of two industrial properties being constructed in Indiana, partially offset by;
•net proceeds of $63.9 million received from the dispositions of two income-producing properties and a piece of land held for development in Poland and the Czech Republic (see “SIGNIFICANT MATTERS - Dispositions”).

Investing activities for the nine month period ended September 30, 2021 used cash of $645.9 million and primarily related to the following:
•the acquisitions of ten income-producing properties, four properties under development and a parcel of development land in Canada, the United States and the Netherlands for $600.1 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to income-producing properties paid of $19.2 million, primarily attributable to the completion of an acquired property of $8.3 million in Dallas, Texas and ongoing maintenance and expansion capital in Canada and the United States;
•additions to properties under development paid of $27.9 million, primarily attributable to Granite’s ongoing development projects in Germany and the United States;
•acquisition deposits paid of $17.9 million, consisting of advance payments for acquisitions under contract in the United States and the Netherlands; and
•loan advances made of $5.2 million to the developer of two industrial properties being constructed in Indiana, partially offset by;
•net proceeds of $23.2 million received from the disposition of two income-producing properties in the United Kingdom and Austria.

Financing Activities

Cash provided by financing activities for the three month period ended September 30, 2022 of $208.0 million largely comprised of $41.2 million of draws on the Credit Facility, $10.8 million of proceeds from the secured construction loan relating to a development project in the United States and $527.5 million of net proceeds from the full drawdown of the 2025 Term Loan, partially offset by $50.7 million of monthly distribution payments, $56.5 million used for the repurchase of stapled units under the NCIB, and $264.1 million used for the repayment of the Credit Facility.
Cash provided by financing activities for the three month period ended September 30, 2021 of $448.3 million largely comprised of $497.8 million of proceeds from the senior unsecured debentures issued on August 30, 2021, net of issuance costs paid, partially offset by $49.3 million of monthly distribution payments.

48 Granite REIT 2022 Third Quarter Report

Cash provided by financing activities for the nine month period ended September 30, 2022 of $327.8 million largely comprised of $254.8 million of draws on the Credit Facility, $42.7 million of proceeds from the secured construction loan relating to a development project in the United States, $13.1 million of net proceeds received from the issuance of stapled units under the ATM Program, and $527.5 million of net proceeds from the full drawdown of the 2025 Term Loan, partially offset by $152.6 million of monthly distribution payments, $86.4 million used for the repurchase of stapled units under the NCIB, $6.6 million associated with the settlement of the 2028 Cross-Currency Interest Rate Swap, and $264.1 million used for the repayment of the Credit Facility.

Cash provided by financing activities for the nine month period ended September 30, 2021 of $382.7 million largely comprised $497.8 million of proceeds from the 2028 Debentures issued on August 30, 2021 and $303.1 million of net proceeds from the stapled unit offering completed on June 9, 2021, net of issuance costs paid, partially offset by $254.0 million relating to the redemption of the 2021 Debentures, including early prepayment premium and settlement of the related 2021 Cross Currency Interest Rate Swap of $18.8 million, financing fees paid for the renewal of Granite’s Credit Facility of $2.9 million and $141.8 million of monthly distribution payments.

Granite REIT 2022 Third Quarter Report 49

Debt Structure

Granite’s debt structure and key debt metrics as at September 30, 2022 and December 31, 2021 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30, 2022 and December 31, 2021		2022	2021
Unsecured debt, net		$2,995.9	$2,425.1
Derivatives, net (4)		(223.1)	(44.1)
Lease obligations		33.2	32.2
Total unsecured debt	[A]	$2,806.0	$2,413.2
Secured debt		46.4	0.8
Total debt (1)(4)	[B]	$2,852.4	$2,414.0
Less: cash and cash equivalents		274.3	402.5
Net debt(1)(4)	[C]	$2,578.1	$2,011.5

Investment properties	[D]	$8,938.9	$7,971.2

Unencumbered Assets(5)	[E]	$8,858.9	$7,940.2
		99.1%
Trailing 12-month adjusted EBITDA(1)	[F]	$333.5	$299.4
Interest expense		$46.4	$47.2
Interest income		(1.4)	(3.1)
Trailing 12-month interest expense, net	[G]	$45.0	$44.1

Debt metrics
Leverage ratio(2)	[B]/[D]	32%	30%
Net leverage ratio(2)	[C]/[D]	29%	25%
Interest coverage ratio(2)	[F]/[G]	7.4x	6.8x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.2x	3.3x
Indebtedness ratio(2)	[B]/[F]	8.6x	8.1x
Weighted average cost of debt(3)		2.26%	1.81%
Weighted average debt term-to-maturity, in years(3)		4.4	5.5
Ratings and outlook
DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Unsecured Debt and Derivatives

2025 Term Loan and Interest Rate Swap

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will mature on September 15, 2025 (“2025 Term
50 Granite REIT 2022 Third Quarter Report

Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At September 30, 2022, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $549.3 million.

On September 15, 2022, Granite LP entered into the 2025 Interest Rate Swap to exchange the floating SOFR portion of the interest payments from the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%. As at September 30, 2022, the fair value of the 2025 Interest Rate Swap was a net financial asset of $3.3 million.

2028 Debentures and Cross Currency Interest Rate Swap

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At September 30, 2022, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.7 million.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the 2.194% semi-annual interest payments from the 2028 Debentures for US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the 2028 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 28, 2028. On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. As at September 30, 2022, the fair value of the 2028 Cross Currency Interest Rate Swap was a net financial asset of $24.9 million.

2030 Debentures and Cross Currency Interest Rate Swap

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At September 30, 2022, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.5 million.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030. As at September 30, 2022, the fair value of the 2030 Cross Currency Interest Rate Swap was a net financial asset of $76.8 million.

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At
Granite REIT 2022 Third Quarter Report 51

September 30, 2022, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.9 million.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at September 30, 2022, the fair value of the 2027 Cross Currency Interest Rate Swap was a net financial asset of $1.6 million.

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At September 30, 2022, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.7 million.

On December 12, 2018, Granite LP entered into a cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at September 30, 2022, the fair value of the 2026 Cross Currency Interest Rate Swap was a net financial asset of $53.2 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At September 30, 2022, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $254.1 million.

On December 19, 2018, Granite LP entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, Granite LP entered into a new cross
52 Granite REIT 2022 Third Quarter Report

currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at September 30, 2022, the fair value of the 2024 Cross Currency Interest Rate Swap was a net financial asset of $43.6 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At September 30, 2022, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.6 million.

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the 2023 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at September 30, 2022, the fair value of the 2023 Cross Currency Interest Rate Swap was a net financial asset of $19.7 million.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan, the 2026 Term Loan and the 2025 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, and Canadian and US government benchmark interest rates.

Credit Facility

The Trust has available an unsecured revolving credit facility (the ‘‘Credit Facility’’) with a limit of $1.0 billion, maturing March 31, 2026. Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with consent of the participating lenders. As at September 30, 2022, the Trust had no amounts drawn and $2.6 million in letters of credit issued against the Credit Facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to Phase II of its development project in Houston, Texas. The loan has a maximum draw amount of $60.9 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at September 30, 2022, the balance of the loan is $46.4 million (US$33.7 million).
Granite REIT 2022 Third Quarter Report 53

Debt Maturity Profile

As at September 30, 2022, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	15%	8%	18%	11%	16%	16%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At September 30, 2022, there were no significant changes in the debt ratios other than the increase in the net leverage and indebtedness ratios primarily as a result of the 2025 Term Loan obtained in September 2022. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2022, Granite was in compliance with all of these covenants.

Credit Ratings

On March 30, 2022, DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures as BBB(high) with stable trends. On June 24, 2022, Moody’s confirmed the Baa2 rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity
54 Granite REIT 2022 Third Quarter Report

Outstanding Stapled Units

As at November 9, 2022, the Trust had 63,705,103 stapled units issued and outstanding.

As at November 9, 2022, the Trust had 51,305 restricted stapled units (representing the right to receive 51,305 stapled units) and 75,677 performance stapled units (representing the right to receive a maximum of 151,354 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2583 per stapled unit. For 2022, based on its current monthly rate, Granite expects to make total annual distributions of $3.1000 per stapled unit. Total distributions declared to stapled unitholders in the three month periods ended September 30, 2022 and 2021 were $50.4 million or $0.7750 per stapled unit and $49.3 million or $0.7500 per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2022 and 2021 were $152.3 million or $2.3200 per stapled unit and $142.8 million or $2.2500 per stapled unit, respectively.

The distributions declared in October 2022 in the amount of $16.5 million or $0.2583 per stapled unit will be paid on November 15, 2022.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net (loss) income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net (Loss) Income	$(93.3)	$421.8	$282.1	$969.0
Cash flows provided by operating activities	78.3	79.5	212.0	208.5
Monthly cash distributions paid and payable	(50.4)	(49.3)	(152.3)	(142.8)
Cash flows from operating activities in excess of distributions paid and payable	$27.9	$30.2	$59.7	$65.7

Monthly distributions for the three and nine month periods ended September 30, 2022 and 2021 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or
Granite REIT 2022 Third Quarter Report 55

potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2022, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,566,292 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2022 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2023. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 39,046 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2021 to May 20, 2022.
During the nine month period ended September 30, 2022, Granite repurchased 1,143,600 stapled units at an average stapled unit cost of $75.56 for total consideration of $86.4 million, excluding commissions. During the nine month period ended September 30, 2021, there were no stapled unit repurchases under the NCIB.

At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the short form base shelf prospectus of Granite REIT and Granite GP dated October 1, 2021 establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the nine month period ended September 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at September 30, 2022, the Trust had $2.6 million in letters of credit outstanding. As at September 30, 2022, the Trust's contractual commitments totaled $253.8 million which comprised of construction and development projects of $205.4 million and the committed acquisitions of two properties in
56 Granite REIT 2022 Third Quarter Report

Indiana upon completion totaling $48.4 million. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 11 and 19 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2022.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Granite REIT 2022 Third Quarter Report 57

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

58 Granite REIT 2022 Third Quarter Report

Constant currency same property NOI

Constant currency same property NOI is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended September 30, 2022 and December 31,2021	2022	2021
Net income	$623.4	$1,310.3
Add (deduct):
Interest expense and other financing costs	46.4	47.2
Interest income	(1.4)	(3.1)
Income tax expense	31.9	240.6
Depreciation and amortization	1.4	1.3
Fair value gains on investment properties, net	(359.3)	(1,298.9)
Fair value (gains) losses on financial instruments, net	(9.8)	1.2
Loss on sale of investment properties	0.9	0.8
Adjusted EBITDA	$333.5	$299.4

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

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Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended September 30,		Nine Months Ended September 30,
		2022	2021	2022	2021
Monthly distributions declared to unitholders	[A]	$50.4	$49.3	$152.3	$142.8

FFO		70.7	65.2	212.1	184.5
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of credit facility deferred finance fees		—	—	—	0.5
FFO adjusted for the above	[B]	$70.7	$65.2	$212.1	$189.0

AFFO		63.3	61.2	197.2	176.0
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of credit facility deferred finance fees		—	—	—	0.5
AFFO adjusted for the above	[C]	$63.3	$61.2	$197.2	$180.5
FFO payout ratio	[A]/[B]	71%	76%	72%	76%
AFFO payout ratio	[A]/[C]	80%	81%	77%	79%
60 Granite REIT 2022 Third Quarter Report

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2021. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or
Granite REIT 2022 Third Quarter Report 61

architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2021. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2022. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three and nine months ended September 30, 2022 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.
62 Granite REIT 2022 Third Quarter Report

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at September 30, 2022, there are no new accounting standards issued but not yet applicable to the unaudited condensed combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2022, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2021 and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2022.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21	Q2 '21	Q1 '21	Q4 '20
Operating highlights(3)
Revenue	$111.6	$109.8	$108.6	$105.3	$98.3	$94.0	$95.9	$93.2
NOI - cash basis(1)	$93.1	$90.4	$90.8	$85.7	$83.6	$79.9	$79.8	$76.3
Fair value (losses) gains on investment properties, net	$(229.2)	$(251.3)	$490.6	$349.1	$432.2	$308.0	$209.5	$140.8
Net (loss) income attributable to stapled unitholders	$(93.3)	$(122.3)	$497.7	$341.3	$421.8	$317.0	$230.2	$167.6
Cash provided by operating activities	$78.3	$63.2	$70.5	$53.7	$79.5	$64.7	$64.3	$60.3
FFO(1)	$70.7	$72.1	$69.4	$66.8	$65.2	$62.2	$57.1	$59.6
AFFO(1)	$63.3	$68.2	$65.9	$59.2	$61.2	$60.1	$54.7	$56.1
FFO payout ratio(2)	71%	71%	73%	75%	76%	76%	75%	74%
AFFO payout ratio(2)	80%	75%	77%	84%	81%	79%	78%	79%

Per unit amounts
Diluted FFO(1)	$1.08	$1.09	$1.05	$1.02	$0.99	$0.99	$0.93	$1.00
Diluted AFFO(1)	$0.97	$1.04	$1.00	$0.90	$0.93	$0.96	$0.89	$0.94
Monthly distributions paid	$0.78	$0.78	$0.78	$0.75	$0.75	$0.75	$0.75	$0.73
Diluted weighted average number of units	65.5	65.9	65.8	65.8	65.8	62.8	61.7	59.5

Financial highlights
Investment properties(4)	$8,938.9	$8,533.4	$8,526.8	$7,971.2	$7,286.3	$6,396.6	$6,003.7	$5,855.6
Assets held for sale	$17.5	$156.2	$32.9	$64.6	$43.2	$—	$—	$—
Cash and cash equivalents	$274.3	$157.6	$228.5	$402.5	$779.0	$678.1	$480.7	$831.3
Total debt(1)	$2,852.4	$2,540.0	$2,340.4	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5
Total capital expenditures incurred	$21.9	$9.2	$3.4	$9.9	$14.3	$3.2	$0.5	$13.3
Total leasing costs and tenant improvements incurred	$2.4	$1.5	$2.0	$2.9	$5.8	$0.3	$0.2	$2.1

Property metrics(4)
Number of income-producing properties	128	126	122	119	114	110	108	108
GLA, square feet	58.8	57.0	55.9	55.1	53.3	51.3	50.4	49.5
Occupancy, by GLA	99.1%	97.8%	99.7%	99.7%	99.2%	99.3%	99.1%	99.6%
Weighted average lease term, years	5.7	5.5	5.7	5.8	5.8	6.0	6.1	6.3
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the unaudited condensed combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21	Q2 '21	Q1 '21	Q4 '20
Revenue	$111.6	$109.8	$108.6	$105.3	$98.3	$94.0	$95.9	$93.2
Less: Property operating costs	17.6	17.0	17.4	19.0	13.8	13.7	14.4	15.7
NOI	94.0	92.8	91.2	86.3	84.5	80.3	81.5	77.5
Add (deduct):
Straight-line rent amortization	(1.9)	(3.5)	(1.6)	(1.8)	(2.2)	(1.7)	(3.1)	(2.5)
Tenant incentive amortization	1.0	1.1	1.2	1.2	1.3	1.3	1.4	1.3
NOI - cash basis	$93.1	$90.4	$90.8	$85.7	$83.6	$79.9	$79.8	$76.3

64 Granite REIT 2022 Third Quarter Report

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21	Q2 '21	Q1 '21	Q4 '20
Net (loss) income attributable to stapled unitholders	$(93.3)	$(122.3)	$497.7	$341.2	$421.8	$316.9	$230.1	$167.6
Add (deduct):
Fair value losses (gains) on investment properties, net	229.2	251.3	(490.6)	(349.1)	(432.2)	(308.0)	(209.5)	(140.8)
Fair value (gains) losses on financial instruments	(1.4)	(3.3)	(4.6)	(0.6)	1.3	0.2	0.3	(1.3)
Loss on sale of investment properties	—	0.3	0.4	0.2	—	0.4	0.2	0.7
Current income tax expense associated with the sale of investment properties	—	—	—	2.8	—	2.3	—	0.7
Deferred income tax (recovery) expense	(61.3)	(51.8)	66.5	69.9	73.4	49.8	35.9	32.4
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	(1.3)	(1.4)	—	2.3	0.9	0.6	—	0.3
Fair value remeasurement of the Directors Deferred Stapled Unit Plan(1)	(1.2)	(0.7)	—	—	—	—	—	—
Non-controlling interests relating to the above	—	—	—	0.1	—	—	0.1	—
FFO	$70.7	$72.1	$69.4	$66.8	$65.2	$62.2	$57.1	$59.6
Add (deduct):
Maintenance or improvement capital expenditures incurred	(4.3)	(0.5)	(1.1)	(6.7)	(0.8)	(1.4)	(0.5)	(0.4)
Leasing costs	(2.0)	(0.9)	(2.0)	—	(2.3)	(0.2)	—	(0.7)
Tenant allowances	(0.3)	(0.1)	—	(0.3)	—	(0.1)	(0.1)	(1.2)
Tenant incentive amortization	1.1	1.1	1.2	1.2	1.3	1.3	1.3	1.3
Straight-line rent amortization	(1.9)	(3.5)	(1.6)	(1.8)	(2.2)	(1.7)	(3.1)	(2.5)
AFFO	$63.3	$68.2	$65.9	$59.2	$61.2	$60.1	$54.7	$56.1
(1) On June 9, 2022, amendments were made to the DSU Plan to allow, at the discretion of the CGN Committee, for the DSUs to be settled in cash or stapled units, equal to the value of the accumulated DSUs at such date. Accordingly, from the amendment date of June 9, 2022, fair value remeasurement of the DSU Plan has been included as adjustment to FFO.

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21	Q2 '21	Q1 '21	Q4 '20
Unsecured debt, net	$2,995.9	$2,643.5	$2,422.3	$2,425.1	$2,424.9	$1,922.4	$1,925.2	$2,178.1
Derivatives, net	(223.1)	(169.4)	(126.1)	(44.1)	(8.3)	(19.3)	1.4	85.6
Lease obligations	33.2	33.3	31.5	32.2	32.6	32.9	32.9	33.8
Total unsecured debt	2,806.0	2,507.4	2,327.7	2,413.2	2,449.2	1,936.0	1,959.5	2,297.5
Secured debt	46.4	32.6	12.7	0.8	—	—	—	—
Total debt	$2,852.4	$2,540.0	$2,340.4	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5
Granite REIT 2022 Third Quarter Report 65

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the 89.0 acre site in Houston, Texas; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; the development of a 0.2 million square foot built-to-suit modern distribution facility at a 13.0 acre site in Bolingbrook, Illinois, and the potential yield from the project; the development of a 2.7 million square foot multi-phased business park on the remaining 101.0 acres of land in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 1.3 million square foot multi-phased business park on the remaining 70.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of the 0.5 million square foot modern distribution facility in Tilburg, Netherlands and the potential yield from the project; the development of a 0.2 million square foot modern distribution/logistics facility in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well
66 Granite REIT 2022 Third Quarter Report

as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2022 Third Quarter Report 67

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three and nine months ended September 30, 2022 and 2021

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		September 30,	December 31,
As at	Note	2022	2021

ASSETS

Non-current assets:
Investment properties	4	$8,938,852	$7,971,158
Acquisition deposits	19	8,624	26,053
Deferred tax assets		4,384	4,452
Fixed assets, net		4,405	2,486
Derivatives	8(c)	223,055	62,768
Loan receivable	7	—	10,471
Other assets	6	2,341	2,780
		9,181,661	8,080,168

Current assets:
Assets held for sale	5	17,500	64,612
Loan receivable	7	57,307	—
Accounts receivable		16,105	10,771
Income taxes receivable		1,380	1,437
Prepaid expenses and other		12,725	7,196
Cash and cash equivalents	16(d)	274,301	402,513

Total assets		$9,560,979	$8,566,697

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a), (b)	$2,995,935	$2,425,089
Derivatives	8(c)	—	18,624
Secured debt	9	46,358	763
Long-term portion of lease obligations	10	32,443	31,645
Deferred tax liabilities		576,826	604,667
		3,651,562	3,080,788

Current liabilities:
Deferred revenue	11	19,549	12,099
Accounts payable and accrued liabilities	11	132,667	113,244
Distributions payable	12	16,719	16,969
Short-term portion of lease obligations	10	725	505
Income taxes payable		11,227	21,558

Total liabilities		3,832,449	3,245,163

Equity:
Stapled unitholders’ equity	13	5,724,101	5,318,653
Non-controlling interests		4,429	2,881

Total equity		5,728,530	5,321,534

Total liabilities and equity		$9,560,979	$8,566,697
Commitments and contingencies (note 19)
See accompanying notes
Granite REIT 2022 Third Quarter Report 69

Condensed Combined Statements of Net (Loss) Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021

Rental revenue	14(a)	$111,605	$98,270	$329,965	$288,175
Property operating costs	14(b)	17,663	13,765	52,021	41,795
Net operating income		93,942	84,505	277,944	246,380

General and administrative expenses	14(c)	6,461	8,870	20,921	26,024
Depreciation and amortization		419	360	1,174	1,051
Interest income		(119)	(848)	(520)	(2,214)
Interest expense and other financing costs	14(d)	12,688	10,691	34,279	35,088
Foreign exchange gains, net		(634)	(1,228)	(427)	(3,023)
Fair value losses (gains) on investment properties, net	4,5	229,151	(432,238)	(10,193)	(949,779)
Fair value (gains) losses on financial instruments, net	14(e)	(1,367)	1,302	(9,301)	1,790
Loss on sale of investment properties, net	5	—	16	676	592
(Loss) income before income taxes		(152,657)	497,580	241,335	1,136,851
Income tax (recovery) expense	15	(59,409)	75,802	(40,812)	167,823
Net (loss) income		$(93,248)	$421,778	$282,147	$969,028

Net (loss) income attributable to:

Stapled unitholders		$(93,261)	$421,751	$282,110	$968,795
Non-controlling interests		13	27	37	233
		$(93,248)	$421,778	$282,147	$969,028

See accompanying notes
70 Granite REIT 2022 Third Quarter Report

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021

Net (loss) income		$(93,248)	$421,778	$282,147	$969,028
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		295,943	67,196	241,434	(96,883)
Unrealized gain (loss) on net investment hedges, including income taxes of nil(1)	8(c)	1,654	(19,622)	103,798	73,797
Total other comprehensive income (loss)		297,597	47,574	345,232	(23,086)
Comprehensive income		$204,349	$469,352	$627,379	$945,942
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders		$204,173	$469,316	$627,226	$945,743
Non-controlling interests		176	36	153	199
		$204,349	$469,352	$627,379	$945,942

See accompanying notes

Granite REIT 2022 Third Quarter Report 71

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Nine Months Ended September 30, 2022
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1,2022	65,694	$3,444,418	$53,326	$1,748,958	$71,951	$5,318,653	$2,881	$5,321,534
Net income	—	—	—	282,110	—	282,110	37	282,147
Other comprehensive income	—	—	—	—	345,116	345,116	116	345,232
Distributions (note 12)	—	—	—	(152,349)	—	(152,349)	(30)	(152,379)
Contributions from non-controlling interests	—	—	—	—	—	—	2,837	2,837
Disposition of non-controlling interests (note 5)	—	—	—	—	—	—	(1,412)	(1,412)
Units issued under the stapled unit plan (note 13(a))	41	3,881	—	—	—	3,881	—	3,881
Stapled units issued, net of issuance costs (note 13(d))	136	13,115	—	—	—	13,115	—	13,115
Units repurchased for cancellation (note 13(b))	(1,144)	(60,095)	(26,330)	—	—	(86,425)	—	(86,425)
As at September 30, 2022	64,727	$3,401,319	$26,996	$1,878,719	$417,067	$5,724,101	$4,429	$5,728,530

Nine Months Ended September 30, 2021
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2021	61,688	$3,139,194	$53,326	$631,649	$95,900	$3,920,069	$2,135	$3,922,204
Net income	—	—	—	968,795	—	968,795	233	969,028
Other comprehensive loss	—	—	—	—	(23,052)	(23,052)	(34)	(23,086)
Distributions (note 12)	—	—	—	(142,812)	—	(142,812)	(144)	(142,956)
Contributions from non-controlling interests	—	—	—	—	—	—	77	77
Units issued under the stapled unit plan (note 13(a))	26	2,143	—	—	—	2,143	—	2,143
Stapled units issued, net of issuance costs (note 13 (c))	3,979	303,097	—	—	—	303,097	—	303,097
As of September 30, 2021	65,693	$3,444,434	$53,326	$1,457,632	$72,848	$5,028,240	$2,267	$5,030,507

See accompanying notes
72 Granite REIT 2022 Third Quarter Report

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net (loss) income		$(93,248)	$421,778	$282,147	$969,028
Items not involving operating cash flows	16(a)	165,349	(354,573)	(67,885)	(777,258)
Current income tax expense	15(a)	1,874	2,406	5,813	8,709
Income taxes paid		(11,358)	(1,247)	(14,896)	(3,035)
Interest expense		12,446	10,381	33,397	29,794
Interest paid		(6,573)	(9,776)	(30,277)	(24,164)
Changes in working capital balances	16(b)	9,784	10,468	3,668	5,403
Cash provided by operating activities		78,274	79,437	211,967	208,477
INVESTING ACTIVITIES
Investment properties:
Property acquisitions	3	(100,824)	(380,802)	(493,366)	(600,091)
Working capital acquired on acquisition		6,748	—	6,748	—
(Costs of) proceeds from disposals, net	4, 5	—	(16)	63,933	23,188
Leasing costs paid		(2,829)	(5,359)	(5,513)	(6,239)
Tenant allowances paid		(399)	(227)	(417)	(528)
Additions to income-producing properties		(23,509)	(12,065)	(34,430)	(19,185)
Additions to properties under development		(44,256)	(16,926)	(164,992)	(27,875)
Construction funds (in) released from escrow		(896)	8,313	(3,981)	8,341
Loan receivable advances	7	(13,609)	(5,151)	(42,865)	(5,151)
Acquisition deposits paid		—	(16,912)	—	(17,912)
Fixed asset additions		(234)	(82)	(793)	(479)
Cash used in investing activities		(179,808)	(429,227)	(675,676)	(645,931)
FINANCING ACTIVITIES
Monthly distributions paid		(50,686)	(49,261)	(152,598)	(141,812)
Proceeds from secured debt	9	10,825	—	42,658	—
Proceeds from unsecured credit facility draws		41,154	—	254,804	—
Repayment of unsecured credit facility draws		(264,060)	—	(264,060)	—
Proceeds from unsecured term loan, net of financing costs	8(b)	527,486	—	527,486	—
Proceeds from unsecured debenture, net of financing costs	8(b)	—	497,840	—	497,840
Repayment of unsecured debenture, including early redemption premium	8(b)	—	—	—	(253,963)
Settlement of cross currency interest rate swap	8(b), (c)	—	—	(6,563)	(18,787)
Repayment of lease obligations	10	(173)	(195)	(587)	(554)
Financing costs paid		—	—	—	(2,914)
Distributions to non-controlling interests		—	—	(30)	(144)
Proceeds from stapled unit offerings, net of issuance costs	13(c), (d)	—	(35)	13,115	303,097
Repurchase of stapled units	13(b)	(56,499)	—	(86,425)	—
Cash provided by financing activities		208,047	448,349	327,800	382,763
Effect of exchange rate changes on cash and cash equivalents		10,188	2,264	7,697	2,376
Net increase (decrease) in cash and cash equivalents during the period		116,701	100,823	(128,212)	(52,315)
Cash and cash equivalents, beginning of period		157,600	678,142	402,513	831,280
Cash and cash equivalents, end of period		$274,301	$778,965	$274,301	$778,965

See accompanying notes
Granite REIT 2022 Third Quarter Report 73

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on June 9, 2022. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 9, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and nine month periods ended September 30, 2022 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2021.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on
74 Granite REIT 2022 Third Quarter Report

which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2021.

(d) Future Accounting Policy Changes

As at September 30, 2022, there are no new accounting standards issued but not yet applicable to the condensed combined financial statements.

3.	ACQUISITIONS

During the nine month periods ended September 30, 2022 and 2021, Granite made the following property acquisitions:

Acquisitions During The Nine Months Ended September 30, 2022
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
Georg-Beatzel Straße 15	Wiesbaden, Germany	February 3, 2022	$62,033	$3,919	$65,952
Raiffeisenstraße 28-32	Korbach, Germany	February 3, 2022	60,295	3,819	64,114
In der Langen Else 4	Erfurt, Germany	February 3, 2022	17,636	1,225	18,861
10566 Gateway Pt.	Clayton, IN	April 14, 2022	121,258	98	121,356
2128 Gateway Pt.	Clayton, IN	April 14, 2022	57,886	105	57,991
102 Parkshore Dr.	Brampton, ON	May 24, 2022	20,850	696	21,546
195 Steinway Blvd.	Etobicoke, ON	May 26, 2022	17,700	1,266	18,966
Swaardvenstraat 75	Tilburg, Netherlands	July 1, 2022	102,141	185	102,326
			459,799	11,313	471,112

Property under development:
905 Belle Ln.	Bolingbrook, IL	May 5, 2022	14,516	87	14,603

Development land:
161 Markel Dr.	Brant County, ON	August 19, 2022	6,368	210	6,578
			$480,683	$11,610	$492,293

Granite REIT 2022 Third Quarter Report 75

Acquisitions During The Nine Months Ended September 30, 2021
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
3090 Highway 42 (1)	Locust Grove, GA	March 12, 2021	$85,138	$401	$85,539
3801 Rock Creek Blvd.	Joliet, IL	June 25, 2021	30,247	75	30,322
3900 Rock Creek Blvd.	Joliet, IL	June 25, 2021	34,673	85	34,758
1695-1701 Crossroads Dr.	Joliet, IL	June 25, 2021	50,657	118	50,775
US Portfolio (four properties):
1243 Gregory Dr.	Antioch, IL
60 Logistics Blvd.	Richwood, KY
8740 South Crossroads Dr.	Olive Branch, MS
12577 State Line Rd.	Olive Branch, MS	September 3, 2021	243,697	337	244,034
1600 Rock Creek Blvd.	Joliet, IL	September 7, 2021	20,705	616	21,321
Sophialaan 5	Utrecht, Netherlands	September 17, 2021	42,125	3,432	45,557
			507,242	5,064	512,306
Properties under development:
2120 Logistics Way	Murfreesboro, TN	June 30, 2021	17,308	213	17,521
Highway 109	Lebanon, TN	September 8, 2021	6,505	67	6,572
			23,813	280	24,093
Development land:
375/395 Hardy Rd.	Brantford, ON	August 16, 2021	62,201	1,491	63,692
			$593,256	$6,835	$600,091
(1) The Trust acquired the leasehold interest in the property which resulted in the recognition of a right-of-use asset, including transaction costs, of $85,913. The Trust will acquire freehold title to the property on December 1, 2028.

During the nine month period ended September 30, 2022, transaction costs of $11.6 million (2021 — $6.8 million), which included land transfer taxes, and legal and advisory costs, were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value losses (gains) on investment properties on the condensed combined statements of net (loss) income as a result of measuring the properties at fair value.

4.	INVESTMENT PROPERTIES

	September 30,	December 31,
As at	2022	2021

Income-producing properties	$8,544,481	$7,727,368
Properties under development	313,189	162,817
Land held for development	81,182	80,973
	$8,938,852	$7,971,158

76 Granite REIT 2022 Third Quarter Report

Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2022			Year Ended December 31, 2021
	Income-producing properties	Properties under development	Land held for development	Income-producing properties	Properties under development	Land held for development
Balance, beginning of period	$7,727,368	$162,817	$80,973	$5,786,338	$31,488	$37,757
Maintenance or improvements	6,815	—	—	10,897	—	—
Leasing costs	5,611	—	—	2,456	3,298	—
Tenant allowances	417	—	—	3,439	—	—
Developments or expansions	27,640	180,267	2,766	8,726	88,729	1,906
Acquisitions (note 3)	471,112	14,603	6,578	857,939	24,093	63,692
Costs to complete acquired property	—	—	—	8,344	—	—
Disposals	—	—	—	(36,793)	—	—
Transfer to properties under development	—	17,549	(17,549)	—	16,812	(16,812)
Transfer to income-producing properties	117,606	(117,606)	—	—	—	—
Amortization of straight-line rent	6,973	—	—	8,889	—	—
Amortization of tenant allowances	(3,321)	—	—	(5,105)	—	—
Other changes	581	22	6	350	—	—
Fair value (losses) gains, net	(33,322)	34,659	6,929	1,300,499	(280)	(1,354)
Foreign currency translation, net	235,848	20,878	1,479	(157,468)	(1,323)	(747)
Classified as assets held for sale (note 5)	(18,847)	—	—	(61,143)	—	(3,469)
Balance, end of period	$8,544,481	$313,189	$81,182	$7,727,368	$162,817	$80,973

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Granite REIT 2022 Third Quarter Report 77

Included in investment properties is $45.3 million (December 31, 2021 — $35.7 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 19).

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	September 30, 2022(1)			December 31, 2021(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	5.86%	7.00%	5.25%	5.14%	6.50%	4.50%
Terminal capitalization rate	4.83%	6.50%	4.25%	4.54%	5.75%	4.00%

United States
Discount rate	6.10%	10.00%	5.50%	5.54%	9.25%	4.75%
Terminal capitalization rate	5.24%	9.00%	4.25%	4.79%	8.50%	3.75%

Germany
Discount rate	6.14%	10.50%	4.40%	6.48%	9.75%	4.90%
Terminal capitalization rate	5.16%	9.50%	4.00%	5.38%	8.75%	3.90%

Austria
Discount rate	8.43%	9.65%	8.05%	8.28%	9.50%	7.90%
Terminal capitalization rate	7.16%	7.65%	6.65%	7.16%	7.65%	6.65%

Netherlands
Discount rate	4.79%	6.45%	4.20%	4.44%	6.25%	3.60%
Terminal capitalization rate	5.26%	8.00%	4.50%	4.94%	7.40%	3.80%

Total
Discount rate	6.12%	10.50%	4.20%	5.67%	9.75%	3.60%
Terminal capitalization rate	5.32%	9.50%	4.00%	5.03%	8.75%	3.75%
(1)Excludes assets held for sale (note 5).
(2)Weighted based on income-producing property fair value.

5.	ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At September 30, 2022, one income-producing property located in Canada having a fair value of $17.5 million was classified as an asset held for sale, and is expected to be disposed within the next 12 months. At December 31, 2021, two income-producing properties and one piece of land located in Poland and the Czech Republic having a total fair value of $64.6 million were classified as assets held for sale.

78 Granite REIT 2022 Third Quarter Report

Dispositions

During the nine month period ended September 30, 2022, Granite disposed of two income-producing properties and one piece of land located in Poland and the Czech Republic. The details of the disposed properties and land are as follows:

Property	Location	Date disposed	Sale price
10 Topolowa	Mirków, Poland	February 18, 2022	$34,486
378 10 Hospodářský Park, České Velenice(1)	Třeboň, Czech Republic	June 9, 2022	31,535
			$66,021
(1)In conjunction with the disposal of the income-producing property, the associated carrying value of the non-controlling interest of $1.4 million was derecognized on June 9, 2022.

During the nine month period ended September 30, 2021, Granite disposed of two income-producing properties located in the United Kingdom and Austria for gross proceeds of $23.8 million.

During the three and nine month periods ended September 30, 2022, Granite incurred nil (2021 — less than $0.1 million) and $0.7 million (2021 - $0.6 million), respectively, of broker commissions and legal and advisory costs associated with the disposals which are included in loss on sale of investment properties on the condensed combined statements of net (loss) income.

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Nine Months Ended September 30, 2022	Year Ended December 31, 2021
Balance, beginning of period	$64,612	$—
Fair value gains, net	1,927	—
Foreign currency translation, net	(1,877)	—
Other changes	12	—
Disposals	(66,021)	—
Classified as assets held for sale	18,847	64,612
Balance, end of period	$17,500	$64,612

6.	OTHER ASSETS

	September 30,	December 31,
As at	2022	2021

Deferred financing costs associated with the revolving credit facility	$2,036	$2,472
Long-term receivables	305	308
	$2,341	$2,780

Granite REIT 2022 Third Quarter Report 79

7.	LOAN RECEIVABLE

During the nine month period ended September 30, 2022, Granite advanced $46.8 million (US$33.4 million) (2021 — $5.2 million (US$4.1 million)) by means of a loan to the developer of two industrial properties being constructed in Indiana, United States. As at September 30, 2022, the loan balance is $57.3 million (US$41.7 million). As at December 31, 2021, the loan balance was $10.5 million (US$8.3 million) and was included in non-current assets on the condensed combined balance sheet. The loan has a maximum draw amount of $75.6 million (US$55.0 million). The loan, due upon completion of the development which is expected to be completed in the next 12 months, is secured by the properties under construction and related land for which Granite has a commitment to purchase upon completion (note 19(b)).

8.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

The Trust has an unsecured revolving credit facility (the ‘‘Credit Facility’’) with a limit of $1.0 billion, maturing March 31, 2026. Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. As at September 30, 2022, the Trust had no amounts drawn (December 31, 2021 — nil) from the Credit Facility and $2.6 million (December 31, 2021 — $1.7 million) in letters of credit issued against the Credit Facility.

(b) Unsecured Debentures and Term Loans, Net

As at		September 30, 2022		December 31, 2021
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2023 Debentures	November 30, 2023	$399,626	$400,000	$399,387	$400,000
2027 Debentures	June 4, 2027	497,947	500,000	497,618	500,000
2028 Debentures	August 30, 2028	497,709	500,000	497,420	500,000
2030 Debentures	December 18, 2030	497,541	500,000	497,317	500,000
2024 Term Loan	December 19, 2024	254,097	254,394	233,740	234,136
2025 Term Loan	September 15, 2025	549,349	550,040	—	—
2026 Term Loan	December 11, 2026	299,666	300,000	299,607	300,000
		$2,995,935	$3,004,434	$2,425,089	$2,434,136
(1)The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

On January 4, 2021, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures. Upon redemption in 2021, Granite incurred early redemption premium of $4.0 million, which had been recorded in interest expense and other financing costs in the condensed combined statement of net (loss) income (note 14(d)). In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021, and the related mark to market liability of $18.8 million was settled.

80 Granite REIT 2022 Third Quarter Report

On August 30, 2021, Granite LP issued at par $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. Deferred financing costs of $2.9 million were incurred in connection with the issuance of the 2028 Debentures and are recorded as a reduction against the principal owing.

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will mature on September 15, 2025 (the “2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. Deferred financing costs of $0.7 million were incurred and are recorded as a reduction against the principal owing.

(c) Derivatives

	September 30,	December 31,
As at	2022	2021

Financial assets at fair value
2023 Cross Currency Interest Rate Swap	$19,664	$—
2027 Cross Currency Interest Rate Swap	1,627	28,752
2028 Cross Currency Interest Rate Swap	24,902	—
2030 Cross Currency Interest Rate Swap	76,796	26,172
2024 Cross Currency Interest Rate Swap	43,592	—
2025 Interest Rate Swap	3,324	—
2026 Cross Currency Interest Rate Swap	53,150	7,844
	$223,055	$62,768
Financial liabilities at fair value
2023 Cross Currency Interest Rate Swap	$—	$6,551
2028 Cross Currency Interest Rate Swap	—	7,017
2024 Cross Currency Interest Rate Swap	—	5,056
	$—	$18,624

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the 2023 Debentures for Euro denominated payments at a 2.430% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap") to exchange the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the "2026 Cross Currency Interest Rate Swap") to exchange
Granite REIT 2022 Third Quarter Report 81

the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 2.194% semi-annual interest payments from the 2028 Debentures for US$397.0 million and US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 30, 2028. On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. In addition, under the terms of the swap, Granite LP will pay principal proceeds of EUR 242.1 million in exchange for which it will receive $350.0 million on August 30, 2028. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.

For the three and nine month periods ended September 30, 2022, the cross currency interest rate swaps, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the US dollar draws under the Credit Facility are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income (loss). For the three and nine month periods ended September 30, 2022, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the US dollar draws under the Credit Facility, except for a portion of the 2024 Cross Currency Interest Rate Swap and the combination of the 2025 Term Loan and 2025 Interest Rate Swap, to be effective.

For the three and nine month periods ended September 30, 2022, a net fair value gain of $4.8 million and $12.5 million is recognized in fair value (gains) losses on financial instruments, net (note 14(e)), respectively, in the condensed combined statements of net (loss) income, due to
82 Granite REIT 2022 Third Quarter Report

ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed combined statements of net (loss) income.

9.	SECURED DEBT

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Texas, United States. The loan has a maximum draw amount of $60.9 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at September 30, 2022, the balance of the loan is $46.4 million (US$33.7 million) (December 31, 2021 — $0.8 million (US$0.6 million)).

10.	LEASE OBLIGATIONS

As at September 30, 2022, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the nine month period ended September 30, 2022, Granite recorded a right-of-use asset and related lease obligation of $2.2 million for office space in Canada.

Future minimum lease payments relating to the right-of-use assets as at September 30, 2022 in aggregate for the next five years and thereafter are as follows:

Remainder of 2022	$149
2023	733
2024	728
2025	728
2026	722
2027 and thereafter	30,108
$33,168

During the three and nine month periods ended September 30, 2022, the Trust recognized $0.4 million (2021 — $0.4 million) and $1.2 million (2021 — $1.2 million) of interest expense, respectively, related to lease obligations (note 14(d)).

11.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Granite REIT 2022 Third Quarter Report 83

Accounts Payable and Accrued Liabilities

	September 30,	December 31,
As at	2022	2021

Accounts payable	$7,480	$5,400
Commodity tax payable	9,759	8,385
Tenant security deposits	6,346	6,822
Employee unit-based compensation	5,507	11,525
Trustee/director unit-based compensation	6,427	8,935
Accrued salaries, incentives and benefits	5,368	5,875
Accrued interest payable	16,425	7,235
Accrued construction costs	40,147	24,399
Accrued professional fees	1,667	1,641
Acquisition related liabilities	10,990	19,579
Accrued property operating costs	12,908	5,768
Other tenant related liabilities	5,098	5,511
Other accrued liabilities	4,545	2,169
	$132,667	$113,244

12.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2022 were $50.4 million (2021 — $49.3 million) or 77.5 cents per stapled unit (2021 — 75.0 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2022 were $152.3 million (2021 — $142.8 million) or $2.32 per stapled unit (2021 — $2.25 per stapled unit).

Distributions payable at September 30, 2022 of $16.7 million (25.8 cents per stapled unit), representing the September 2022 monthly distribution, were paid on October 14, 2022. Distributions payable at December 31, 2021 of $17.0 million were paid on January 14, 2022 and represented the December 2021 monthly distribution.

Subsequent to September 30, 2022, the distributions declared in October 2022 in the amount of $16.5 million or 25.8 cents per stapled unit will be paid on November 15, 2022.

13.	STAPLED UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at September 30, 2022 and December 31, 2021, there were no options outstanding under this plan.

84 Granite REIT 2022 Third Quarter Report

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. The amounts deferred under the DSPs are reflected by notional deferred share units (“DSUs”) whose value at the time that the particular payment to the director is determined reflects the fair market value of a stapled unit. The value of a DSU subsequently appreciates or depreciates with changes in the market price of the stapled units. The DSPs also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. On June 9, 2022, amendments were made to the DSPs to allow, at the discretion of the Compensation, Governance and Nominating Committee (the "CGN Committee)" for the DSUs to be settled in cash or stapled units, equal to the value of the accumulated DSUs at such date.

A reconciliation of the changes in the DSUs outstanding is presented below:

	2022		2021
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	85	$58.50	67	$52.93
New grants and distributions	11	98.69	14	78.89
DSUs outstanding, September 30	96	$63.27	81	$57.26

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2022		2021
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	128	$67.19	128	$59.83
New grants and distributions (1)	57	102.02	50	78.50
Forfeited	—	88.02	—	—
PSUs added by performance factor	27	96.22	—	—
Settled in cash	(43)	68.03	(24)	59.21
Settled in stapled units	(42)	68.03	(26)	59.21
RSUs and PSUs outstanding, September 30(2)	127	$87.92	128	$66.98
(1)Includes 29.6 RSUs and 22.0 PSUs granted during the nine month period ended September 30, 2022 (2021 — 18.7 RSUs and 25.0 PSUs).
(2)Total restricted stapled units outstanding at September 30, 2022 include a total of 51.2 RSUs and 75.4 PSUs granted (2021 — 50.2 RSUs and 77.5 PSUs).

The fair value of the outstanding RSUs was $2.5 million at September 30, 2022 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market
Granite REIT 2022 Third Quarter Report 85

price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 11).

The fair value of the outstanding PSUs was $3.0 million at September 30, 2022 and is recorded as a liability in the employee unit-based compensation payables (note 11). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.

Grant date	January 1, 2022, January 1, 2021 and January 1, 2020
PSUs granted	70,821
Weighted average term to expiry	0.9 year
Average volatility rate	24.0%
Weighted average risk free interest rate	3.9%

The Trust's unit-based compensation (recovery) expense recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

DSUs for trustees/directors (1)	$(849)	$1,010	$(2,508)	$2,055
Restricted Stapled Unit Plan for executives and employees	(378)	2,045	988	5,272
Unit-based compensation (recovery) expense	$(1,227)	$3,055	$(1,520)	$7,327

Fair value remeasurement (recovery) expense include in the above:
DSUs for trustees/directors	$(1,229)	$684	$(3,636)	$994
Restricted Stapled Unit Plan for executives and employees	(1,318)	851	(2,691)	1,472
Total fair value remeasurement (recovery) expense	$(2,547)	$1,535	$(6,327)	$2,466
(1)In respect of fees mandated and elected to be taken as DSUs.

86 Granite REIT 2022 Third Quarter Report

(b)Normal Course Issuer Bid
On May 19, 2022, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,566,292 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2022 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2023. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 39,046 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2021 to May 20, 2022.
During the nine month period ended September 30, 2022, Granite repurchased 1,143,600 stapled units at an average stapled unit cost of $75.56 for total consideration of $86.4 million, excluding commissions. The difference between the repurchase price and the average cost of the stapled units of $26.3 million was recorded to contributed surplus. During the nine month period ended September 30, 2021, there were no stapled unit repurchases under the NCIB.

(c)Stapled Unit Offerings

During the nine month period ended September 30, 2022, there were no stapled unit offerings. During the nine month period ended September 30, 2021, Granite completed an offering of 3,979,000 stapled units at a price of $79.50 per unit for gross proceeds of $316.3 million, including 519,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $13.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $303.1 million.

(d)At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the nine month period ended September 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million. The issuance costs were recorded as a reduction to stapled unitholders’ equity.

Granite REIT 2022 Third Quarter Report 87

(e)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at September 30,	2022	2021

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$243,683	$92,809
Fair value gains (losses) on derivatives designated as net investment hedges	173,384	(19,961)
	$417,067	$72,848
(1) Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

14.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Base rent	$93,978	$84,232	$275,853	$244,449
Straight-line rent amortization	1,938	2,202	6,976	7,049
Tenant incentive amortization	(1,063)	(1,281)	(3,321)	(3,880)
Property tax recoveries	10,968	8,808	32,560	25,823
Property insurance recoveries	1,200	956	3,672	2,461
Operating cost recoveries	4,584	3,353	14,225	12,273
	$111,605	$98,270	$329,965	$288,175

88 Granite REIT 2022 Third Quarter Report

(b) Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Non-recoverable from tenants:
Property taxes and utilities	$251	$186	$646	$518
Property insurance	208	88	568	321
Repairs and maintenance	120	90	288	231
Property management fees	75	164	255	327
Professional fees	42	38	110	186
Environmental and appraisals	70	74	275	203
Other	40	68	191	195
	$806	$708	$2,333	$1,981
Recoverable from tenants:
Property taxes and utilities	$12,404	$9,770	$35,984	$28,605
Property insurance	1,362	1,019	3,939	3,001
Repairs and maintenance	2,019	1,458	6,956	5,923
Property management fees	1,002	765	2,698	2,120
Other	70	45	111	165
	$16,857	$13,057	$49,688	$39,814
Property operating costs	$17,663	$13,765	$52,021	$41,795

(c) General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Salaries, incentives and benefits	$4,758	$3,623	$13,730	$12,200
Audit, legal and consulting	710	1,016	2,577	2,641
Trustee/director fees including distributions, revaluations and expenses (1)	(787)	1,066	(2,337)	2,191
RSU and PSU compensation (recovery) expense including distributions and revaluations (1)	(378)	2,045	988	5,272
Other public entity costs	824	410	2,307	1,492
Office rents including property taxes and common area maintenance costs	82	108	324	310
Capital tax	182	144	565	436
Information technology costs	591	437	1,649	1,339
Other	709	248	1,871	574
	$6,691	$9,097	$21,674	$26,455
Less: capitalized general and administrative expenses	(230)	(227)	(753)	(431)
	$6,461	$8,870	$20,921	$26,024
(1)For fair value remeasurement (recovery) expense amounts see note 13(a).
Granite REIT 2022 Third Quarter Report 89

(d) Interest expense and other financing costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Interest and amortized issuance costs and modification losses relating to debentures and term loans	$10,694	$9,500	$30,437	$27,280
Early redemption premium relating to 2021 Debentures (note 8(b))	—	—	—	3,963
Amortization of deferred financing costs and other interest expense and charges	2,559	929	5,005	2,909
Interest expense related to lease obligations (note 10)	389	390	1,154	1,186
	$13,642	$10,819	$36,596	$35,338
Less: capitalized interest	(954)	(128)	(2,317)	(250)
	$12,688	$10,691	$34,279	$35,088

(e) Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Foreign exchange collar contracts, net (note 17(a))	$3,439	$1,401	$3,184	$2,143
Derivatives (note 8(c))	(4,806)	(99)	(12,485)	(353)
	$(1,367)	$1,302	$(9,301)	$1,790

For the three and nine month periods ended September 30, 2022, the net fair value gains on financial instruments of $1.4 million and $9.3 million, respectively, are comprised of the net fair value losses on foreign exchange collar contracts of $3.4 million and $3.2 million, respectively, and net fair value gains on the derivatives of $4.8 million and $12.5 million, respectively, which are associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap and the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net (loss) income.

For the three and nine month periods ended September 30, 2021, the net fair value losses on financial instruments of $1.3 million and $1.8 million, respectively, were comprised of the net fair value losses on foreign exchange collar contracts of $1.4 million and $2.1 million, respectively, and net fair value gains on the derivatives of $0.1 million and $0.4 million, respectively, which were associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and 2024 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net (loss) income.

90 Granite REIT 2022 Third Quarter Report

15.	INCOME TAXES

(a)The major components of the income tax (recovery) expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Current income tax expense	$1,874	$2,406	$5,813	$8,709
Deferred income tax (recovery) expense	(61,283)	73,396	(46,625)	159,114
Income tax (recovery) expense	$(59,409)	$75,802	$(40,812)	$167,823

(b)The effective income tax rate reported in the condensed combined statements of net (loss) income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(Loss) income before income taxes	$(152,657)	$497,580	$241,335	$1,136,851
Expected income taxes at the Canadian statutory tax rate of 26.5% (2021 - 26.5%)	$(40,454)	$131,858	$63,954	$301,265
Income distributed and taxable to unitholders	(26,896)	(47,469)	(94,502)	(113,522)
Net foreign rate differentials	5,582	(8,832)	3,398	(19,468)
Net change in provisions for uncertain tax positions	359	569	1,100	1,019
Net permanent differences	(42)	(33)	237	(23)
Net effect of change in tax rates	—	(2)	(11,234)	(1,046)
Withholding taxes and other	2,042	(289)	(3,765)	(402)
Income tax (recovery) expense	$(59,409)	$75,802	$(40,812)	$167,823

Granite REIT 2022 Third Quarter Report 91

16.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Straight-line rent amortization	$(1,938)	$(2,202)	$(6,976)	$(7,049)
Tenant incentive amortization	1,063	1,281	3,321	3,880
Unit-based compensation (recovery) expense (note 13(a))	(1,227)	3,055	(1,520)	7,327
Fair value losses (gains) on investment properties, net	229,151	(432,238)	(10,193)	(949,779)
Depreciation and amortization	419	360	1,174	1,051
Fair value (gains) losses on financial instruments, net (note 14(e))	(1,367)	1,302	(9,301)	1,790
Loss on sale of investment properties, net	—	16	676	592
Amortization of issuance costs and modification losses relating to debentures and term loans	429	354	1,252	1,093
Amortization of deferred financing costs	145	146	436	888
Deferred income tax (recovery) expense (note 15(a))	(61,283)	73,396	(46,625)	159,114
Early redemption premium (note 8(b))	—	—	—	3,963
Other	(43)	(43)	(129)	(128)
	$165,349	$(354,573)	$(67,885)	$(777,258)

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Accounts receivable	$(629)	$(220)	$(2,573)	$(1,244)
Prepaid expenses and other	(1,213)	(1,649)	(1,101)	(1,951)
Accounts payable and accrued liabilities	10,104	9,261	558	4,830
Deferred revenue	1,522	3,076	6,784	3,768
	$9,784	$10,468	$3,668	$5,403

(c)Non-cash investing and financing activities

During the nine month period ended September 30, 2022, 40 thousand stapled units (2021 — 26 thousand stapled units) with a value of $3.9 million (2021 — $2.1 million) were issued under the Restricted Stapled Unit Plan (note 13(a)) and are not recorded in the condensed combined statements of cash flows.

92 Granite REIT 2022 Third Quarter Report

(d)Cash and cash equivalents consist of:

	September 30,	December 31,
As at	2022	2021
Cash	$239,300	$401,954
Short-term deposits	35,001	559
	$274,301	$402,513

17.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at September 30, 2022 and December 31, 2021:

As at	September 30, 2022			December 31, 2021
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$305	(1)	$305	$308	(1)	$308
Derivatives	223,055		223,055	62,768		62,768
Loan receivable	57,307		57,307	10,471		10,471
Accounts receivable	16,105		16,105	10,771		10,771
Cash and cash equivalents	274,301		274,301	402,513		402,513
	$571,073		$571,073	$486,831		$486,831

Financial liabilities
Unsecured debentures, net	$1,892,823		$1,672,420	$1,891,742		$1,914,560
Unsecured term loans, net	1,103,112		1,103,112	533,347		533,347
Secured debt	46,358		46,358	763		763
Derivatives	—		—	18,624		18,624
Accounts payable and accrued liabilities	132,667	(2)	132,667	113,244		113,244
Distributions payable	16,719		16,719	16,969		16,969
	$3,191,679		$2,971,276	$2,574,689		$2,597,507
(1) Long-term receivables included in other assets (note 6).
(2) Foreign exchange collars of $3.2 million included in accounts payable and accrued liabilities.

The fair values of the Trust’s loan receivable, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the secured debt and term loans approximate their carrying amounts as the secured debt and term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.
Granite REIT 2022 Third Quarter Report 93

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At September 30, 2022, the Trust held 15 outstanding foreign exchange collar contracts (December 31, 2021 — nil) with a notional value of US$90.0 million (December 31, 2021 — nil) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. The Trust also held 9 outstanding foreign exchange collar contracts (December 31, 2021 — nil) with a notional value of €9.0 million (December 31, 2021 — nil) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the three and nine month periods ended September 30, 2022, the Trust recorded a net fair value loss of $3.4 million (2021 — $1.4 million) and $3.2 million (2021 — $2.1 million), respectively, related to the outstanding foreign exchange collar contracts (note 14(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2022	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,938,852
Assets held for sale (note 5)	—	—	17,500
Derivatives (note 8)	—	223,055	—
Loan receivable (note 7)	—	57,307	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,672,420	—	—
Unsecured term loans, net (note 8)	—	1,103,112	—
Secured debt (note 9)	—	46,358	—
Foreign exchange collars included in accounts payable and accrued liabilities	—	3,184	—
Net (liabilities) assets measured or disclosed at fair value	$(1,672,420)	$(872,292)	$8,956,352
94 Granite REIT 2022 Third Quarter Report

As at December 31, 2021	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$7,971,158
Assets held for sale (note 5)	—	—	64,612
Derivatives (note 8)	—	62,768	—
Loan receivable (note 7)	—	10,471	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,914,560	—	—
Unsecured term loans, net (note 8)	—	533,347	—
Secured debt (note 9)	—	763	—
Derivatives (note 8)	—	18,624	—
Net (liabilities) assets measured or disclosed at fair value	$(1,914,560)	$(479,495)	$8,035,770

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2022 and the year ended December 31, 2021, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at September 30, 2022, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2022, the Trust’s foreign currency denominated net assets are $6.5 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $46.3 million and $18.9 million, respectively, to comprehensive income.

Granite REIT 2022 Third Quarter Report 95

18.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2022

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,938,852	—	—	$8,938,852
Investment in Granite LP(1)	—	41	(41)	—
Other non-current assets	242,809	—	—	242,809
	9,181,661	41	(41)	9,181,661
Current assets:
Assets held for sale	17,500	—	—	17,500
Other current assets	87,517	—	—	87,517
Intercompany receivable(2)	—	13,414	(13,414)	—
Cash and cash equivalents	274,014	287	—	274,301
Total assets	$9,560,692	13,742	(13,455)	$9,560,979

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,995,935	—	—	$2,995,935
Other non-current liabilities	655,627	—	—	655,627
	3,651,562	—	—	3,651,562
Current liabilities:
Intercompany payable (2)	13,414	—	(13,414)	—
Other current liabilities	167,186	13,701	—	180,887
Total liabilities	3,832,162	13,701	(13,414)	3,832,449

Equity:
Stapled unitholders’ equity	5,724,060	41	—	5,724,101
Non-controlling interests	4,470	—	(41)	4,429
Total liabilities and equity	$9,560,692	13,742	(13,455)	$9,560,979
(1) Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2) Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
96 Granite REIT 2022 Third Quarter Report

Balance Sheet	As at December 31, 2021

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$7,971,158	—	—	$7,971,158
Investment in Granite LP(1)	—	38	(38)	—
Other non-current assets	109,010	—	—	109,010
	8,080,168	38	(38)	8,080,168
Current assets:
Assets held for sale	64,612	—	—	64,612
Other current assets	19,404	—	—	19,404
Intercompany receivable(2)	—	21,429	(21,429)	—
Cash and cash equivalents	402,059	454	—	402,513
Total assets	$8,566,243	21,921	(21,467)	$8,566,697

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,425,089	—	—	$2,425,089
Other non-current liabilities	655,699	—	—	655,699
	3,080,788	—	—	3,080,788
Current liabilities:
Intercompany payable(2)	21,429	—	(21,429)	—
Other current liabilities	142,492	21,883	—	164,375
Total liabilities	3,244,709	21,883	(21,429)	3,245,163

Equity:
Stapled unitholders’ equity	5,318,615	38	—	5,318,653
Non-controlling interests	2,919	—	(38)	2,881
Total liabilities and equity	$8,566,243	21,921	(21,467)	$8,566,697
(1) Granite LP is 100% owned by Granite REIT and Granite GP.
(2) Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2022 Third Quarter Report 97

Income Statement	Three Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$111,605	—	—	$111,605

General and administrative expenses	6,461	—	—	6,461
Interest expense and other financing costs	12,688	—	—	12,688
Other costs and expenses, net	17,329	—	—	17,329
Share of loss (income) of Granite LP	—	1	(1)	—
Fair value losses on investment properties, net	229,151	—	—	229,151
Fair value gains on financial instruments, net	(1,367)	—	—	(1,367)
Loss before income taxes	(152,657)	(1)	1	(152,657)
Income tax recovery	(59,409)	—	—	(59,409)
Net loss	(93,248)	(1)	1	(93,248)
Less net income attributable to non-controlling interests	12	—	1	13
Net loss attributable to stapled unitholders	$(93,260)	(1)	—	$(93,261)

Income Statement	Three Months Ended September 30, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$98,270	—	—	$98,270

General and administrative expenses	8,870	—	—	8,870
Interest expense and other financing costs	10,691	—	—	10,691
Other costs and expenses, net	12,049	—	—	12,049
Share of (income) loss of Granite LP	—	(5)	5	—
Fair value gains on investment properties, net	(432,238)	—	—	(432,238)
Fair value losses on financial instruments, net	1,302	—	—	1,302
Loss on sale of investment properties	16	—	—	16
Income before income taxes	497,580	5	(5)	497,580
Income tax expense	75,802	—	—	75,802
Net income	421,778	5	(5)	421,778
Less net income attributable to non-controlling interests	32	—	(5)	27
Net income attributable to stapled unitholders	$421,746	5	—	$421,751
98 Granite REIT 2022 Third Quarter Report

Income Statement	Nine Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$329,965	—	—	$329,965
General and administrative expenses	20,921	—	—	20,921
Interest expense and other financing costs	34,279	—	—	34,279
Other costs and expenses, net	52,248	—	—	52,248
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(10,193)	—	—	(10,193)
Fair value gains on financial instruments, net	(9,301)	—	—	(9,301)
Loss on sale of investment properties	676	—	—	676
Income before income taxes	241,335	3	(3)	241,335
Income tax recovery	(40,812)	—	—	(40,812)
Net income	282,147	3	(3)	282,147
Less net income attributable to non-controlling interests	40	—	(3)	37
Net income attributable to stapled unitholders	$282,107	3	—	$282,110

Income Statement	Nine Months Ended September 30, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$288,175	—	—	$288,175
General and administrative expenses	26,024	—	—	26,024
Interest expense and other financing costs	35,088	—	—	35,088
Other costs and expenses, net	37,609	—	—	37,609
Share of (income) loss of Granite LP	—	(10)	10	—
Fair value gains on investment properties, net	(949,779)	—	—	(949,779)
Fair value losses on financial instruments, net	1,790	—	—	1,790
Loss on sale of investment properties	592	—	—	592
Income before income taxes	1,136,851	10	(10)	1,136,851
Income tax expense	167,823	—	—	167,823
Net income	969,028	10	(10)	969,028
Less net income attributable to non-controlling interests	243	—	(10)	233
Net income attributable to stapled unitholders	$968,785	10	—	$968,795

Granite REIT 2022 Third Quarter Report 99

Statement of Cash Flows	Three Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net loss	$(93,248)	(1)	1	$(93,248)
Items not involving operating cash flows	165,349	1	(1)	165,349
Changes in working capital balances	9,750	34	—	9,784
Other operating activities	(3,611)	—	—	(3,611)
Cash provided by operating activities	78,240	34	—	78,274
INVESTING ACTIVITIES
Property acquisitions	(100,824)	—	—	(100,824)
Additions to income-producing properties	(23,509)	—	—	(23,509)
Additions to properties under development	(44,256)	—	—	(44,256)
Construction funds in escrow	(896)	—	—	(896)
Other investing activities	(10,323)	—	—	(10,323)
Cash used in investing activities	(179,808)	—	—	(179,808)
FINANCING ACTIVITIES
Distributions paid	(50,686)	—	—	(50,686)
Other financing activities	258,733	—	—	258,733
Cash provided by financing activities	208,047	—	—	208,047
Effect of exchange rate changes	10,188	—	—	10,188
Net increase in cash and cash equivalents during the period	$116,667	34	—	$116,701

100 Granite REIT 2022 Third Quarter Report

Statement of Cash Flows	Three Months Ended September 30, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$421,778	5	(5)	$421,778
Items not involving operating cash flows	(354,573)	(5)	5	(354,573)
Changes in working capital balances	10,012	456	—	10,468
Other operating activities	1,764	—	—	1,764
Cash provided by operating activities	78,981	456	—	79,437
INVESTING ACTIVITIES
Property acquisitions	(380,802)	—	—	(380,802)
Costs of disposals, net	(16)	—	—	(16)
Additions to income-producing properties	(12,065)	—	—	(12,065)
Additions to properties under development	(16,926)	—	—	(16,926)
Construction funds in escrow	8,313	—	—	8,313
Other investing activities	(27,731)	—	—	(27,731)
Cash used in investing activities	(429,227)	—	—	(429,227)
FINANCING ACTIVITIES
Distributions paid	(49,261)	—	—	(49,261)
Other financing activities	497,610	—	—	497,610
Cash provided by financing activities	448,349	—	—	448,349
Effect of exchange rate changes	2,264	—	—	2,264
Net increase in cash and cash equivalents during the period	$100,367	456	—	$100,823

Granite REIT 2022 Third Quarter Report 101

Statement of Cash Flows	Nine Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$282,147	3	(3)	$282,147
Items not involving operating cash flows	(67,885)	(3)	3	(67,885)
Changes in working capital balances	3,835	(167)	—	3,668
Other operating activities	(5,963)	—	—	(5,963)
Cash provided by (used in) operating activities	212,134	(167)	—	211,967
INVESTING ACTIVITIES
Property acquisitions	(493,366)	—	—	(493,366)
Proceeds from disposals, net	63,933	—	—	63,933
Additions to income-producing properties	(34,430)	—	—	(34,430)
Additions to properties under development	(164,992)	—	—	(164,992)
Construction funds in escrow	(3,981)	—	—	(3,981)
Other investing activities	(42,840)	—	—	(42,840)
Cash used in investing activities	(675,676)	—	—	(675,676)
FINANCING ACTIVITIES
Distributions paid	(152,598)	—	—	(152,598)
Other financing activities	480,398	—	—	480,398
Cash provided by financing activities	327,800	—	—	327,800
Effect of exchange rate changes	7,697	—	—	7,697
Net decrease in cash and cash equivalents during the period	$(128,045)	(167)	—	$(128,212)
102 Granite REIT 2022 Third Quarter Report

Statement of Cash Flows	Nine Months Ended September 30, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$969,028	10	(10)	$969,028
Items not involving operating cash flows	(777,258)	(10)	10	(777,258)
Changes in working capital balances	5,518	(115)	—	5,403
Other operating activities	11,304	—	—	11,304
Cash provided by (used in) operating activities	208,592	(115)	—	208,477
INVESTING ACTIVITIES
Property acquisitions	(600,091)	—	—	(600,091)
Proceeds from disposals, net	23,188	—	—	23,188
Additions to income-producing properties	(19,185)	—	—	(19,185)
Additions to properties under development	(27,875)	—	—	(27,875)
Construction funds released from escrow	8,341	—	—	8,341
Other investing activities	(30,309)	—	—	(30,309)
Cash used in investing activities	(645,931)	—	—	(645,931)
FINANCING ACTIVITIES
Distributions paid	(141,812)	—	—	(141,812)
Other financing activities	524,575	—	—	524,575
Cash provided by financing activities	382,763	—	—	382,763
Effect of exchange rate changes	2,376	—	—	2,376
Net decrease in cash and cash equivalents during the period	$(52,200)	(115)	—	$(52,315)
Granite REIT 2022 Third Quarter Report 103

19.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at September 30, 2022, the Trust's contractual commitments totaled $253.8 million which comprised of construction and development projects of $205.4 million and the committed acquisitions of two properties in Indiana upon completion totaling $48.4 million. As at September 30, 2022, the Trust has made deposits of $8.6 million in respect of the above committed acquisitions. The deposits are recorded as acquisition deposits on the condensed combined balance sheet.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $133.5 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $143.0 million (US$104.0 million), of which $133.5 million (US$97.1 million) was outstanding as at September 30, 2022. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

20.	SUBSEQUENT EVENTS

(a) Subsequent to September 30, 2022, the Trust declared monthly distributions for October 2022 of $16.5 million (note 12).

(b) Subsequent to September 30, 2022, Granite repurchased 1,022,000 stapled units under the NCIB at an average stapled unit cost of $67.60 for total consideration of $69.1 million, excluding commissions.

104 Granite REIT 2022 Third Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Gerald Miller Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2021 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 2022 Third Quarter Report 105

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com